EXHIBIT 99.1

Centerra Gold Reports Fourth Quarter and Full-Year 2021 Results

Full Year Cash Provided by Operating Activities from Continuing Operations of $270.9 million and Free Cash FlowNG from Continuing Operations of $178.4 million

All figures are in United States dollars and all production figures are on a 100% basis and continuing operations basis, unless otherwise stated. This news release contains forward-looking information regarding Centerra Gold’s business and operations. See “Caution Regarding Forward-Looking Information” in Centerra Gold’s Management’s Discussion & Analysis for the year ended December 31, 2021 (“MD&A”) included in this press release. All references in this document denoted with NG, indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these specified measures is a standardized financial measure under International Financial Reporting Standards (“IFRS”) and these measures might not be comparable to similar financial measures disclosed by other issuers. See “Non-GAAP and Other Financial Measures” in the MD&A included in this press release for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.

TORONTO, Feb. 25, 2022 (GLOBE NEWSWIRE) -- Centerra Gold Inc. (“Centerra” or the “Company”) (TSX: CG and NYSE: CGAU) today reported its fourth quarter and full-year 2021 results.

Significant financial and operating results of the fourth quarter and year ended December 31, 2021 included:

  Net loss for the year of $381.8 million or $1.29 per common share (basic), including a $926.4 million loss on the change of control of the Kumtor Mine, and an impairment reversal at the Mount Milligan Mine of $117.3 million (net of tax).
  Adjusted net earningsNG for the year of $233.6 million or $0.79 per common share (basic), inclusive of earnings from operations from the Kumtor Mine prior to the loss of control event.
  Net earnings from continuing operations and adjusted net earningsNG from continuing operations for the year of $446.9 million or $1.51 per common share (basic) and $149.3 million or $0.50 per common share (basic), respectively.
  Net earnings and adjusted net earningsNG for the quarter of $274.9 million or $0.93 per common share (basic) and $35.4 million or $0.12 per common share (basic), respectively.
  Cash provided by operating activities from continuing operation for the quarter of $61.8 million.
  Free cash flowNG from continuing operation for the quarter of $38.7 million.
  Gold production from continuing operations for the quarter of 91,197 ounces.
  Copper production from continuing operations for the quarter of 17.0 million pounds.
  Gold production costs from continuing operations for the quarter of $550 per ounce.
  Copper production costs from continuing operations for the quarter of $1.79 per pound.
  All-in sustaining costs on a by-product basisNG from continuing operations for the quarter of $591 per ounce. All-in costs on a by-product basisNG from continuing operations for the quarter of $732 per ounce.
  Strong balance sheet with cash position at the year-end of $947.2 million.
  Centerra remains engaged in discussions and negotiations with representatives of the Government of the Kyrgyz Republic to resolve the outstanding disputes related to Kumtor Mine and the Company continues to pursue legal proceedings in several jurisdictions.
  Quarterly Dividend declared of CAD$0.07 per common share.

On February 22, 2022, and subsequent to the year ended December 31, 2021, the Company announced that it has entered into an agreement to acquire Gemfield Resources LLC, owner of the Goldfield Project from Waterton Nevada Splitter, LLC. Total consideration consists of approximately $175 million in cash at closing and a $31.5 million deferred milestone payment payable the earlier of 18 months following the acquisition date and a construction decision with respect to the Goldfield Project among other things.

The Company’s 2021 full-year results on a continuing basis, and previously disclosed full-year 2022 guidance are summarized below:

(On continuing operations basis)(1)		2021 Guidance	2021 Full-Year Results	2022 Guidance
Production
Total gold production	(Koz)	270 - 310	308	400 - 450
Total copper production	(Mlb)	70 - 80	73	70 - 80
Costs
Gold production costs	($/oz)	600 - 650	604	500 - 550
All-in sustaining costs on a by-product basisNG	($/oz)	700 - 750	649	600 - 650
All-in costs on a by-product basisNG	($/oz)	850 - 900	785	700 - 750
All-in sustaining costs on a co-product basisNG	($/oz)	900 - 950	891	750 - 800
Copper production costs	($/lb)	1.45 - 1.60	1.51	1.70 - 1.85
All-in sustaining costs on a co-product basisNG	($/lb)	2.10 - 2.25	1.94	2.40 - 2.55
Cash Flows(2)
Cash provided by operating activities	($M)	—	270.9	300 - 350
Free cash flowNG	($M)	—	178.4	200 - 250

(1) For the discussion of significant differences in the forward-looking and historical non-GAAP measures, refer to the “Outlook” section
(2) Cash provided by operating activities from discontinued operations and net cash flow from discontinued operations for the year were $143.9 million and $47.8 million, respectively.

Commentary

Scott Perry, President and Chief Executive Officer of Centerra stated, “As always, safety remains our top priority, and we are pleased that in its first full year of operation, the Öksüt Mine achieved two million hours of work without a lost time injury. While we experienced some setback in our safety journey at the Mount Milligan Mine, we put a strategy in place to improve the current performance. Additionally, we continue to maintain rigorous health protocols at all of our operations to help prevent the spread of COVID-19.”

“The Mount Milligan Mine and Öksüt Mine paved the way for our strong operating performance in 2021. Record performance at the Mount Milligan Mine and an impressive first full calendar year of operations at the Öksüt Mine, enabled us to achieve the upper end of our gold production guidance, producing more than 308,141 ounces in the year, at gold production costs of $604 per ounce and all-in sustaining costs on a by-product basisNG of $649 per ounce. Gold production of 196,438 ounces at Mount Milligan was at the upper end of its 2021 gold production guidance, as the mine achieved the highest throughput since it started operations in 2014. Mount Milligan achieved this record year while maintaining a low cost operation with gold production costs and all-in-sustaining cost on a by-product basisNG of $683 and $508 per ounce sold, respectively. In its first full year of operations, the Öksüt Mine favourably outperformed both its gold production and all-in-sustaining cost on a by-product basisNG guidance, achieving 111,703 ounces of gold production at $668 per ounce, respectively. The Öksüt Mine’s gold production costs of $457 per ounce sold were at the low end of the 2021 guidance range.”

“Financially, the Company generated cash provided by operating activities of $271 million, including a record $269 million generated at the Mount Milligan Mine, in addition to $132 million generated at the Öksüt Mine. The Company ended the year with a cash balance of $947 million.”

“In 2022, we expect to see continued strong operational performance at the Mount Milligan and Öksüt Mines, with a significant increase in gold production and cash generation. We anticipate consolidated gold production in 2022 to range from 400,000 to 450,000 ounces compared to 308,141 ounces of gold production in 2021. We expect to achieve this higher production level, while maintaining our low cost model with 2022 gold production costs and all-in sustaining costs on a by-product basisNG expected to be $500 to $550 per ounce and $600 to $650 per ounce, respectively, in line with 2021. Cash provided by operating activities and free cash flowNG in 2022 are expected to be between $300 to $350 million and $200 to $250 million, respectively, an increase from the $271 million and $178 million in 2021, respectively.”

“Subsequent to year-end, we announced the acquisition of Gemfield Resources which will assist in replenishing Centerra’s pipeline by adding the Goldfield Project to our portfolio. Host to a land package with an upside potential for expansion, the Goldfield Project is positioned to deliver another source of meaningful cash flow to Centerra in the future. We continue to invest in greenfield and brownfield exploration, with increased drilling programs at the Mount Milligan and Öksüt Mines, where we have seen promising results. This is reflected in the increased mineral resources of contained ounces of gold and pounds of copper at the Mount Milligan Mine as at December 31, 2021.”

“Based on the Company’s continued strong financial position, operating results and cash flows, the Board approved a quarterly dividend of CAD0.07 per share on February 24, 2022 to shareholders of record on March 11, 2022.”

“We have a well-established track record of delivering results and outperforming gold production guidance, which speaks to the quality of our assets and gives us confidence in our outlook at the core operations. In such regard, 2022 will be an exciting year for Centerra and we expect to see continued strong operational performance at the Mount Milligan and Öksüt Mines, with increased gold production levels and meaningful generation of cash provided by operating activities and free cash flowNG.”

Exploration Update

Exploration activities in the fourth quarter of 2021 included drilling, surface sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Turkey, Finland and the United States of America.

Exploration expenditures at the Company’s continuing operations for the year and for the quarter were $37.4 million and $9.2 million, respectively. The activities were focused on expanded drilling programs at the Mount Milligan Mine and the Öksüt Mine, as well as at the Sivritepe Project, which is a greenfield exploration property located in north-eastern Turkey.

In the fourth quarter of 2021, exploration drilling (2,853 metres in four drill holes) and resource expansion drilling (12,592 metres in 18 drill holes) continued at the Mount Milligan Mine. Following previous successful in-pit and near-pit exploration drilling programs, the resource expansion drilling was designed to develop and upgrade resources and reserves in the MBX, WBX and DWBX zones below and to the west of the current ultimate open-pit boundary. There is potential for additional resources to exist in these areas and assays obtained throughout the fourth quarter of 2021 returned multiple intersections of potentially economic gold and copper porphyry mineralization outside of the current ultimate open-pit boundary. The Company announced updated reserves and resources for the Mount Milligan Mine as at December 31, 2021 which showed an increase in mineral resources of contained ounces of gold and pounds of copper. The results from the 2021 drilling program will be used in an updated resource model to support a new National Instrument 43-101 Standards of Disclosure for Mineral Projects technical report for the Mount Milligan Mine, planned to be released in the second quarter of 2022, and a new life-of-mine plan.

In 2022, drilling at the Mount Milligan Mine will continue to target gold and copper porphyry mineralization below and adjacent to the current ultimate open-pit boundary, as well as continue to test targets with potential for shallower mineralization peripheral to the current pits.

At the Öksüt Mine, exploration activities comprised resource expansion drilling (7,399 metres in 35 drill holes) and exploration drilling (5,413 metres in 20 drill holes). Drilling activities were undertaken to provide greater confidence to the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan. Exploration drilling activities completed in 2021 expanded oxide gold mineralization at the Keltepe North and Keltepe Northwest deposits and provided encouragement that it may be possible to join these two deposits in the future. In addition, a new zone of oxide gold mineralization (Keltepe North-Northwest) was discovered just to the east of the Keltepe North and Keltepe Northwest deposits.

In 2022, drilling at the Öksüt Mine will continue to target potential expansion of oxide gold mineralization at the Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits and focus on new oxide gold mineralization at targets peripheral to the known deposits.

Selected drill program results and intercepts are highlighted in the supplementary data at the end of this news release. The drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

About Centerra

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. While the Company still owns the Kumtor Mine in the Kyrgyz Republic, it is currently no longer under the Company’s control. The Company also owns the pre- development stage Kemess Project in British Columbia, Canada and owns and operates the Molybdenum Business Unit in the United States. Centerra's shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. The Company is based in Toronto, Ontario, Canada.

Conference Call

Centerra invites you to join its 2021 fourth quarter conference call on Friday, February 25, 2022 at 9:00 AM Eastern Time. The call is open to all investors and the media. To join the call, please dial toll-free in North America 1 (800) 757-5680. International participants may access the call at +1 (416) 981-9004. Results summary presentation slides are available on Centerra’s website at www.centerragold.com. Alternatively, an audio feed webcast will be broadcast live by Notified (formerly Intrado) and can be accessed live at Centerra’s website at www.centerragold.com. A recording of the call will be available on Centerra’s website at www.centerragold.com shortly after the call and via telephone until midnight Eastern Standard Time on March 4, 2022 by calling +1 (416) 626-4100 or 1 (800) 558-5253 and using passcode 21989633.

For more information:

Toby Caron
Treasurer and Director, Investor Relations
(416) 204-1694
toby.caron@centerragold.com

Shae Frosst
Manager, Investor Relations
(416) 204-2159
shae.frosst@centerragold.com

Additional information on Centerra is available on the Company’s website at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Management’s Discussion and Analysis

For the Years Ended December 31, 2021 and 2020

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of February 24, 2022 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the three and twelve month periods ended December 31, 2021 in comparison with the corresponding periods ended December 31, 2020. This discussion should be read in conjunction with the Company’s audited financial statements and the notes thereto for the year ended December 31, 2021 prepared in accordance with International Financial Reporting Standards (“IFRS”). The Company’s audited financial statements and the notes thereto for the year ended December 31, 2021, are available at www.centerragold.com and on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Caution Regarding Forward-Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures is a standardized financial measure under IFRS and these measures might not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measure.

Caution Regarding Forward-Looking Information

Information contained in this document which is not a statement of historical fact, and the documents incorporated by reference herein, may be “forward-looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. The words “believe”, “expect”, “anticipate”, “contemplate”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule”, “understand” and similar expressions identify forward-looking information. These forward-looking statements relate to, among other things: statements regarding 2022 Outlook and 2022 Guidance, including outlook on production (including the timing thereof), cost, free cash flow and capital spend in 2022, and the assumptions used in preparing such guidance and outlook, including those discussed under “2022 Material Assumptions”; the impact of the seizure of the Kumtor Mine on the Company’s other operations and businesses; the outcome of arbitration and other proceedings initiated by the Company regarding the unlawful seizure by the Kyrgyz Government of the Kumtor Mine in May, 2021, or the outcome or effect of the legacy environmental and tax disputes and criminal investigations relating to the Kumtor Mine, or the outcome of any future discussions or negotiations to resolve any or all of the disputes relating to the Kumtor Mine and the potential terms and conditions (including legal and regulatory requirements and approvals in connection therewith) of any such resolution; possible impacts to its operations relating to COVID-19; the Company’s expectation regarding having sufficient water at Mount Milligan in the medium-term for its targeted throughput and its plans for a long-term water solution; the Company’s continued evaluation of potential activity at the Kemess East Project; expectations regarding the resources and reserves within the Keltepe and Güneytepe deposits in support of an updated resource model and new life-of-mine plan; expectations regarding the future joining of the Keltepe North and Keltepe Northwest deposits; the Company’s expectations regarding exploration results in connection with the Sivritepe Project and 2XFred Project; expectations in respect of the acquisition of Gemfield Resources LLC, owner of the Goldfield District Project (the “Goldfield Project”), including the completion and the anticipated benefits and strategic rationale of the transaction and future prospects in respect of the Goldfield Project; the Company’s expectations of adequate liquidity and capital resources for 2022; and, expectations regarding contingent payments to be received from the sale of Greenstone Partnership.

Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant technical, political, business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward- looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include, among other things: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Turkey, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company, including the potential failure to negotiate a mutually-acceptable outcome of disputes relating to the Kumtor Mine and any negotiations or resolution between Centerra and the Kyrgyz Republic and the potential terms and conditions (including legal and regulatory requirements and approvals in connection therewith) of any such resolution; risks that an arbitrator will reject the Company’s claims against the Kyrgyz Republic and/or Kyrgyzaltyn JSC (“Kyrgyzaltyn”) or that such claims may not be practically enforceable against the Kyrgyz Republic and/or Kyrgyzaltyn; risks related to the continued imposition by the Kyrgyz Government of external management on the Company’s wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”) or the prolongation of such external management, including risks that the external manager materially damages the Kumtor Mine’s operations; the inability of the external management of KGC to obtain equipment, spare parts, consumables or other supplies; the Kyrgyz Republic Government taking further steps to nationalize or expropriate the Kumtor Mine, and/or utilizing the purported environmental and tax claims being asserted against KGC to strip KGC of its assets; the ongoing failure of the Kyrgyz Republic Government to comply with its continuing obligations under the investment agreements governing the Kumtor Mine and not take any expropriation action against the Kumtor Mine; risks that the Kyrgyz Government undertake further unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; the impact of constitutional changes in Turkey; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; completion of the acquisition of the Goldfield Project in accordance with, and on the timeline contemplated by, the terms and conditions of the relevant agreements in respect thereof, management’s assessment of the effects of the successful completion of the proposed acquisition of the Goldfield Project and the making of a determination to proceed with the development of the Goldfield Project on terms acceptable to Centerra; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold- copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact of restrictive covenants in the Company’s credit facilities which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries; changes to tax regimes; the Company’s ability to obtain future financing; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including the stability of the pit walls at the Company’s operations; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding or COVID-19, respectively); the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic including, but not limited to, the COVID-19 pandemic; seismic activity; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; the Company’s ability to accurately predict decommissioning and reclamation costs; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources. For additional risk factors, please see section titled “Risks Factors” in the Company’s most recently filed Annual Information Form (“AIF”) available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained herein or incorporated by reference. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward-looking information. Forward-looking information is as of February 24, 2022. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

TABLE OF CONTENTS

Overview	1
Overview of Consolidated Financial and Operational Highlights	3
Overview of Consolidated Results	4
Outlook	6
Recent Events and Developments	11
Risks That Can Affect Centerra's Business	15
Market Conditions	17
Financial Performance	19
Financial Instruments	22
Balance Sheet Review	23
Liquidity and Capital Resources	24
Contractual Obligations	25
2022 Liquidity and Capital Resources Analysis	26
Operating Mines and Facilities	26
Discontinued Operations	37
Quarterly Results – Previous Eight Quarters	38
Related Party Transactions	38
Accounting Estimates, Policies and Changes	39
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	39
Non-GAAP and Other Financial Measures	40
Mineral Reserves and Mineral Resources	47
Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources	48

Overview

Vision and Strategy

Centerra’s vision is to build a team-based culture of excellence that responsibly delivers sustainable value and growth.

Centerra aims to meaningfully grow its low-cost operating portfolio, while building a great place to work, with care and consideration for the environment and the communities in which the Company operates. Centerra aims to achieve this overall strategy through the following strategic imperatives:

  Driving growth: Identifying, critically evaluating, and executing targeted growth opportunities to ensure the organization is best positioned for sustainable growth and value-creation.
  Optimizing existing assets: leveraging the Company’s existing operations with consistent performance, focusing on activities that generate the most value.
  Creating a great place to work: attracting, retaining, and developing diverse skilled talent to create a collaborative and inclusive environment.
  Improving the Company’s environmental social governance (“ESG”) profile: maintaining and enhancing value for all of Centerra’s stakeholders by embedding ESG principles across the enterprise throughout the mine life cycle and by delivering on the Company’s targets.

Centerra’s Business

Centerra is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold properties in North America, Turkey, and other markets worldwide. Centerra’s principal continuing operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Turkey (the “Öksüt Mine”). The Company also owns the pre-development stage Kemess project (the “Kemess Project”) in British Columbia, Canada as well as exploration properties in Canada, the United States of America and Turkey and has options to acquire exploration joint venture properties in Canada, Finland, Turkey, and the United States. The Company owns and operates a Molybdenum business unit (the “Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum mines in care and maintenance: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

Prior to May 15, 2021, the Company also consolidated the results of the Kumtor Mine, located in the Kyrgyz Republic, through its wholly-owned subsidiary, Kumtor Gold Company CJSC (“KGC”). Although the Company remains the rightful owner of KGC, the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn have resulted in the following: (i) the carrying value of the net assets of the mine were derecognized from the Company’s balance sheet, (ii) no value was ascribed to the Company’s interest in KGC, (iii) the Company recognized a loss on the change of control in the second quarter of 2021 and (iv) results of the Kumtor Mine’s operations are now presented as a discontinued operation in the Company’s financial statements.

As of December 31, 2021, Centerra’s significant subsidiaries are as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Turkey	Operation	100%
Langeloth Metallurgical Company LLC	Langeloth - USA	Operation	100%
AuRico Metals Inc.	Kemess Project - Canada	Pre-development	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Care and maintenance	100%
Kumtor Gold Company CJSC	Kumtor Mine - Kyrgyz Republic	Discontinued operation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As of February 24, 2022, there are 297,233,839 common shares issued and outstanding, options to acquire 3,076,614 common shares outstanding under the Company’s stock option plan, and 933,718 restricted share units outstanding under the Company’s restricted share unit plan (exercisable on a 1:1 basis for common shares). Based on its public filings, as of February 24, 2022, Kyrgyzaltyn beneficially owned 77,401,766 common shares of the Company.

Overview of Consolidated Financial and Operating Highlights

($millions, except as noted)	Three months ended December 31			Year ended December 31
			%			%
	2021	2020	Change	2021	2020	Change
Financial Highlights (continuing operations basis, except as noted)
Revenue	251.1	212.1	18%	900.1	721.3	25%
Production costs	132.0	99.2	33%	487.7	410.0	19%
Depreciation, depletion, and amortization	31.0	25.0	24%	120.5	95.8	26%
Earnings from mine operations	88.1	87.9	0%	292.0	215.5	35%
Net earnings from continuing operations	274.9	31.6	770%	446.9	16.1	2669%
Adjusted net earnings from continuing operations(1)	35.4	40.9	(13)%	149.3	69.5	115%
Net earnings (loss) from discontinued operations	—	63.6	(100)%	(828.7)	392.4	(311)%
Net earnings (loss)(2)	274.9	95.2	189%	(381.8)	408.5	193%
Adjusted net earnings(1)(2)	35.4	104.5	(66)%	233.6	461.9	(49)%
Cash provided by operating activities from continuing operations	61.8	84.3	(27)%	270.9	272.4	(1)%
Free cash flow from continuing operations(1)	38.7	48.7	(21)%	178.4	168.9	6%
Adjusted free cash flow from continuing operations(1)	44.0	48.7	(10)%	192.6	168.9	14%
Cash provided by operating activities from discontinued operations	—	97.6	(100)%	143.9	657.6	(78)%
Net cash flow from discontinued operations(3)	—	28.1	(100)%	47.8	428.9	(89)%
Additions to property, plant and equipment (“PP&E”)	46.9	65.8	(29)%	118.9	140.7	(15)%
Capital expenditures - total(1)	28.1	40.4	(30)%	93.3	110.7	(16)%
Sustaining capital expenditures(1)	25.7	28.0	(8)%	88.0	57.0	54%
Non-sustaining capital expenditures(1)	2.4	12.4	(81)%	5.3	53.7	(90)%
Net earnings from continuing operations per common share - basic(4)	0.93	0.11	764%	1.51	0.05	2651%
Net earnings (loss) per common share - $/share basic(2)(4)	0.93	0.32	186%	(1.29)	1.39	(193)%
Adjusted net earnings from continuing operations per common share - basic(1)(4)	0.12	0.14	(14)%	0.50	0.24	113%
Adjusted net earnings per common share - $/share basic(1)(2)(4)	0.12	0.35	(66)%	0.79	1.57	(50)%
Operating highlights (continuing operations basis)
Gold produced (oz)	91,197	82,044	11%	308,141	267,923	15%
Gold sold (oz)(5)	90,312	73,309	23%	314,757	259,603	21%
Average market gold price ($/oz)(6)	1,795	1,876	(4)%	1,799	1,772	2%
Average realized gold price ($/oz )(7)	1,504	1,650	(9)%	1,485	1,508	(2)%
Copper produced (000s lbs)	16,993	20,376	(17)%	73,275	82,816	(12)%
Copper sold (000s lbs)	17,184	18,975	(9)%	78,017	80,477	(3)%
Average market copper price ($/lb)(6)	4.40	3.27	35%	4.23	2.80	51%
Average realized copper price ($/lb)(7)	3.59	2.79	29%	2.92	2.22	32%
Molybdenum sold (000s lbs)	2,361	3,610	(35)%	11,461	13,667	(16)%
Average market molybdenum price ($/lb)	18.89	9.01	110%	15.98	8.68	84%
Unit costs (continuing operations basis)
Gold production costs ($/oz)	550	537	2%	604	615	(2)%
All-in sustaining costs on a by-product basis ($/oz)(1)	591	813	(27)%	649	718	(10)%
All-in costs on a by-product basis ($/oz)(1)	732	1,144	(36)%	785	1,116	(30)%
Gold - All-in sustaining costs on a co-product basis($/oz)(1)	829	1,070	(23)%	891	954	(7)%
Copper production costs ($/lb)	1.79	1.31	37%	1.51	1.24	22%
Copper - All-in sustaining costs on a co-product basis – ($/lb)(1)	2.34	1.80	30%	1.94	1.48	31%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Inclusive of the results from the Kumtor Mine prior to the loss of control on May 15, 2021.
(3) Calculated as the sum of cash flow provided by operating activities from discontinued operations, cash flow used in investing activities from discontinued operations and cash flow used in financing activities from discontinued operations.
(4) As at December 31, 2021, the Company had 297,064,750 common shares issued and outstanding, of which 26.1% were held by Kyrgyzaltyn.
(5) Includes 6,654 ounces of gold in 2020, which were sold prior to achieving commercial production at the Öksüt Mine on May 31, 2020.
(6) Average for the period as reported by the London Bullion Market Association (“LBMA”) US-dollar Gold P.M. Fix Rate and London Metal Exchange (“LME”).
(7) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Overview of Consolidated Results

Although the Company remains the rightful legal owner of KGC, due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three months and year ended December 31, 2021 and 2020. As a result, the Company’s consolidated results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth Quarter 2021 compared to Fourth Quarter 2020

Net earnings of $274.9 million were recognized in the fourth quarter of 2021, compared to net earnings from continuing operations of $31.6 million in the fourth quarter of 2020. The increase in net earnings was primarily due to a $117.3 million impairment reversal at the Mount Milligan Mine (net of tax), the recognition of a $144.0 million deferred tax asset related to the Mount Milligan Mine and a $25.0 million incremental gain recognized on the sale of the Company’s interest in the Greenstone Gold Mines Partnership (“Greenstone Partnership”). The increase was partially offset by higher current income tax expense related to the Öksüt Mine. The Company did not report any earnings related to discontinued operations in the fourth quarter of 2021. Net earnings from discontinued operations were $63.6 million in the fourth quarter of 2020.

Adjusted net earningsNG of $35.4 million were recognized in the fourth quarter of 2021, compared to adjusted net earningsNG from continuing operations of $40.9 million in the fourth quarter of 2020. The slight decrease in adjusted net earningsNG was primarily due to a decrease in gold sold at the Öksüt Mine and a decrease in the copper sold at the Mount Milligan Mine, partially offset by an increase in gold sold at the Mount Milligan Mine.

The most significant adjusting items to net earnings in the fourth quarter of 2021 were:

  $11.3 million in legal and other costs directly related to the seizure of the Kumtor Mine;
  $24.2 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
  $132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
  $117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine; and
  $25.0 million gain on the sale of the Greenstone project as a result of the construction decision milestone at the Greenstone project, triggering an additional payment to the Company by no later than December 2023.

The most significant adjusting item to net earnings from continuing operations in the fourth quarter of 2020 was a $9.3 million reclamation provision revaluation expense at sites on care and maintenance in Molybdenum BU, primarily due to a decrease in the discount rate being applied to the estimated future reclamation cash flows.

Cash provided by operating activities was $61.8 million in the fourth quarter of 2021, compared to cash provided by operating activities from continuing operations of $84.3 million in the fourth quarter of 2020. The decrease in cash provided by operating activities was primarily due to an unfavourable working capital change at the Molybdenum BU from an increase in product inventory held and a higher average molybdenum price and an increase in income taxes paid of $9.6 million, primarily related to the Öksüt Mine. The Company did not report any cash flows related to discontinued operations in the fourth quarter of 2021. Cash provided by operating activities from discontinued operations was $97.6 million in the fourth quarter of 2020.

Free cash flowNG of $38.7 million was recognized in the fourth quarter of 2021, compared to free cash flowNG from continuing operations of $48.7 million in the fourth quarter of 2020. The decrease in free cash flowNG was primarily due to lower cash provided by operating activities, partially offset by slightly lower sustaining capital expendituresNG.

Year ended December 31, 2021 compared to 2020

A net loss of $381.8 million was recognized in 2021, compared to net earnings of $408.5 million in 2020. The decrease was primarily due to the loss of $926.4 million recognized on the change of control of the Kumtor Mine and a full year of earnings from the Kumtor Mine in 2020, compared to four and half months in 2021. Net earnings from continuing operations of $446.9 million were recognized in 2021, compared to $16.1 million in 2020. The increase was primarily due to a $117.3 impairment reversal at the Mount Milligan Mine (net of tax), the recognition of a $144.0 million deferred tax asset related to the Mount Milligan Mine, a gain of $97.3 million on the sale of the Company’s interest in the Greenstone Partnership, an increase in earnings from mine operations at the Mount Milligan Mine and the Molybdenum BU and a decrease in reclamation expense at sites placed on care and maintenance. The increase was partially offset by higher tax expense resulting from both the gain on the sale of the Company’s interest in the Greenstone Partnership and higher income tax expense related to the Öksüt Mine.

Adjusted net earningsNG were $233.6 million in 2021, compared to adjusted net earningsNG of $461.9 million in 2020. The difference is primarily due to the inclusion of earnings from operations from the Kumtor Mine up to the loss of control on May 15, 2021 of $84.4 million, compared to a full year of earnings from operations from the Kumtor Mine in 2020 of $394.3. Adjusted net earningsNG from continuing operations in 2021 were $149.3 million, compared to $69.5 million in 2020.

Significant adjusting items to net loss in 2021 include:

  $926.4 million loss on the change of control of the Kumtor Mine;
  $27.5 million of legal and other related costs directly related to the seizure of the Kumtor Mine;
  $24.1 million reclamation provision revaluation expense at sites on care and maintenance in the Molybdenum BU, resulting primarily from the change in the estimated future reclamation cash flows and a decrease in the discount rate applied to these cash flows;
  $132.7 million of income tax adjustments related primarily to the recognition of a deferred tax asset related to the Mount Milligan Mine;
  $117.3 million, net of tax, related to the impairment reversal of the Mount Milligan Mine;
  $97.3 million gain on the sale of the Greenstone Partnership; and
  $15.3 million gain from the discontinuance of the Kumtor Mine’s fuel hedging instruments.

The most significant adjusting item to net earnings in 2020 was a $53.4 million reclamation provision revaluation expense at sites on care and maintenance related to the Molybdenum BU, resulting solely from the movement in the discount rate being applied to the estimated future reclamation cash flows.

Cash provided by operating activities from continuing operations was $270.9 million in 2021, compared to $272.4 million in 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU from an increase in product inventory held at a higher average molybdenum price, a decrease in earnings from mine operations at the Öksüt Mine and an increase in income taxes paid of $17.2 million in 2021 compared to income taxes refunded of $18.5 million in 2020. Partially offsetting the decrease was an increase in earnings from mine operations and a more favourable change in working capital at the Mount Milligan Mine from the timing of vendor payments between periods.

Free cash flowNG from continuing operations of $178.4 million was recognized in 2021 compared to $168.9 million in 2020. The increase in free cash flowNG from continuing operations was due to lower spending at the Kemess Project as well as no spending at the Greenstone project which was divested in January 2021, partially offset by higher sustaining capital expendituresNG at the Öksüt Mine primarily due to heap leach expansion and capitalized drilling costs.

2022 Outlook

The Company’s 2022 outlook and comparative actual results for 2021 are set out in the following table and exclude information related to the Goldfield Project:

	Units	Mount Milligan(1)		Öksüt		Consolidated(2)
		2021	2022	2021	2022	2021	2022
(on continuing operations basis)			Guidance		Guidance		Guidance
Production
Unstreamed gold production	(Koz)	127	123 - 136	112	210 - 240	239	333 - 376
Streamed gold production	(Koz)	69	67 - 74	—	—	69	67 - 74
Total gold production(3)	(Koz)	196	190 - 210	112	210 - 240	308	400 - 450
Unstreamed copper production	(Mlb)	59	57 - 65	—	—	59	57 - 65
Streamed copper production	(Mlb)	14	13 - 15	—	—	14	13 - 15
Copper production(3)	(Mlb)	73	70 - 80	—	—	73	70 - 80
Costs
Gold production costs	($/oz)	683	675 - 725	457	300 - 350	604	500 - 550
All-in sustaining costs	($/oz)	508	575 - 625	668	425 - 475	649	600 - 650
All-in costs
NG ($/oz)	($/oz)	556	600 - 650	694	450 - 500	785	700 - 750
All-in sustaining costs	($/oz)	883	900 - 950	668	425 - 475	891	750 - 800
Copper production costs	($/lb)	1.51	1.70 - 1.85	—	—	1.51	1.70 - 1.85
All-in sustaining costs	($/lb)	1.94	2.40 - 2.55	—	—	1.94	2.40 - 2.55
Capital Expenditures
Additions to PP&E ($M)	($M)	83.7	70 - 75	24.9	20 - 25	118.9	95 - 105
Total Capital ExpendituresNG	($M)	70.8	70 - 75	19.6	20 - 25	93.3	95 - 105
Sustaining capitalNG	($M)	66.7	65 - 70	18.8	20 - 25	88	90 - 100
Non-sustaining capitalNG	($M)	4.1	5	0.8	—	5.3	5
Other Costs
Kemess Project	($M)	—	—	—	—	14.1	13 - 15
Molybdenum BU	($M)	—	—	—	—	39.8	15 - 20
Exploration(4)	($M)	—	—	—	—	37.4	35 - 45
Corporate administration	($M)	—	—	—	—	27.1	40 - 45
Depreciation, depletion and	($M)	83.9	95 - 105	30.2	45 - 50	120.5	150 - 165
Current income taxes	($M)	—	—	—	—	40.1	85 - 100
Cash Flows
Cash provided by operating activities ($M)	($M)	—	—	—	—	270.9	300 - 350
Free cash flowNG ($M)	($M)	—	—	—	—	178.4	200 - 250

(1) The Mount Milligan Streaming Arrangement entitles Royal Gold to 35% and 18.75% of gold and copper sales, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered. Assuming a market gold price of $1,700 per ounce and market copper price of $4.00 per pound, Mount Milligan Mine’s average realized gold and copper price for 2022 would be $1,257 per ounce and $3.36 per pound, respectively.
(2) Unit costs and consolidated unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costs. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions, subject to metal content, levied by smelters.
(3) Gold and copper production at the Mount Milligan Mine assumes recoveries of 69% and 81%, respectively, and 72% gold recovery at the
Öksüt Mine. 2022 gold ounces and copper pounds sold are expected to be consistent with production.
(4) Includes both expensed and capitalized exploration costs and excludes business development expenses. Capitalized exploration costs are included in the sustaining capital expendituresNG.

Production Profile

Centerra’s 2022 gold production is expected to be between 400,000 to 450,000 ounces, compared to 308,141 ounces produced in 2021.

Mount Milligan Mine’s 2022 production is expected to be consistent with 2021. Gold production is expected to be in the range of 190,000 to 210,000 ounces compared to 196,438 ounces produced in 2021. Copper production is expected to be in the range of 70 to 80 million pounds compared to 73 million pounds produced in 2021. Gold and copper production is expected to be back-end weighted in 2022, with the first half of the year representing approximately 40% of the 2022 annual metal production total while the second half of the year will represent approximately 60% of the 2022 annual metal production total. The changes to expected gold and copper production at the Mount Milligan Mine are due to mine sequence.

At the Öksüt Mine, 2022 gold production is expected to increase to the range of 210,000 to 240,000 ounces compared to 111,703 ounces produced in 2021. Gold production is expected to be back-end weighted in 2022, with the first half of the year representing approximately 40% of the 2022 annual gold production total while the second half of the year will represent approximately 60% of the 2022 annual gold production total. The average grade of ore stacked to the heap leach pad in 2022 is expected to be approximately 2.30 g/t compared to 1.54 g/t in 2021. Gold production guidance assumes that mining will continue at the Keltepe pit and the Güneytepe pit and assumes the receipt of permits from local authorities mid-2022.

Cost Profile

Gold production costs are expected to be in the range of $500 to $550 per ounce in 2022, a reduction from $604 per ounce in 2021, primarily due to higher gold sales at the Öksüt Mine. Mount Milligan Mine’s gold production costs are expected to be in the range of $675 to $725 per ounce in 2022, compared to $683 per ounce in 2021 as higher mining, milling and site administration costs are expected to be partially offset by a higher allocation of costs to copper. Gold production costs at the Öksüt Mine are expected to be in the range of $300 to $350 per ounce in 2022, a significant decrease compared to $457 per ounce in 2021, primarily due to an increase in gold production, partially offset by slightly higher operating costs, including higher royalty costs due to higher revenue.

Copper production costs at the Mount Milligan Mine are expected to be $1.70 to $1.85 per pound in 2022, an increase from $1.51 per pound of copper in 2021. The increase in copper production costs is due to higher mining, milling and site administration costs at the mine, and a higher allocation of these costs to copper in 2022.

Consolidated all-in sustaining costs on a by-product basisNG are expected to be in the range of $600 to $650 per ounce, compared to $649 per ounce in 2021. Mount Milligan Mine’s all-in sustaining costs on a by-product basisNG are expected to be in the range of $575 to $625 per ounce in 2022 compared to $508 per ounce in 2021, primarily due to higher production costs. The expected increase in production costs at the Mount Milligan Mine is primarily due to inflationary pressure. In 2021, the Mount Milligan Mine benefited from significant levels of inventory purchased at lower cost in 2020, which insulated the Company from the impacts of COVID-19 and inflation. The Öksüt Mine’s all-in sustaining costs on a by-product basis per ounceNG are expected to be in the range of $425 to $475 per ounce, a significant decrease compared to $668 per ounce in 2021 due to an increase in gold ounces sold, partially offset by higher operating costs. Consolidated all-in sustaining costs on a by-product basis per ounceNG are estimated to be in the range of $600 to $650 per ounce for 2022 compared to $649 per ounce in 2021, which reflect higher operating costs at the Mount Milligan Mine, higher corporate administration costs, offset by a significant increase in ounces sold for the Öksüt Mine.

Consolidated all-in costs on a by-product basisNG are expected to be in the range of $700 to $750 per ounce, a decrease compared to $785 in 2021. The Mount Milligan Mine’s all-in costs on a by-product basisNG are expected to be in the range of $600 to $650 per ounce in 2022 compared to $556 per ounce in 2021. The all-in costs on a by-product basis per ounceNG at the Mount Milligan Mine are expected to increase in 2022 due to higher operating costs compared to 2021. The Öksüt Mine’s all-in costs on a by-product basisNG are forecasted to be in the range of $450 to $500 per ounce, a significant decrease compared to $694 per ounce in 2021 due to an increase in gold ounces sold, partially offset by higher operating costs.

Capital Expenditures

Additions to PP&E, which is a GAAP figure, include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases while capital expendituresNG, comprised of sustaining capital expendituresNG and non-sustaining capital expendituresNG, which are non-GAAP measures and exclude them. Consolidated additions to PP&E in 2022 are expected to be in the range of $95 to $105 million compared to $118.9 million in 2021. Total capital expendituresNG in 2022 are expected to be in the range of $95 to $105 million, consistent with 2022 expected additions to PP&E and slightly higher than 2021 capital expendituresNG of $93.3 million, primarily due to a slight increase in sustaining capital expenditures at the Öksüt Mine.

Sustaining capital expendituresNG in 2022 are expected to be $90 to $100 million, a slight increase from $88 million in 2021. Sustaining capital expendituresNG in 2022 at the Mount Milligan Mine are estimated to be in the range of $65 to $70 million, in line with $66.7 million in 2021 and relate primarily to the tailings storage facility (“TSF”) costs, major overhauls and water management costs. Sustaining capital expendituresNG in 2022 at the Öksüt Mine are expected to be $20 to $25 million compared to $18.8 million in 2021 and relate primarily to the heap leach expansion, improvements to the absorption, desorption and recovery (“ADR”) plant, capitalized stripping costs and other site support equipment costs.

Non-sustaining capital expendituresNG in 2022 are consistent with prior year and relate to the Stage Flotation Reactors (“SFR”) project to improve future metal recoveries at the Mount Milligan Mine, which is expected to be commissioned in the first half of 2022.

Molybdenum Business Unit

In 2022, care and maintenance expenses and reclamation expenditures related to the Molybdenum BU are estimated to be between $20 and $25 million, including approximately $5 to $7 million of reclamation expenditures at the Endako Mine. In 2021, the Company incurred $14.6 million of care and maintenance expenses related to the Molybdenum BU and $1.0 million of reclamation expenditures at the Endako Mine. 2022 care and maintenance costs are expected to be partially offset by the cash generated by the Langeloth metallurgical processing facility. The net cash required to maintain the Molybdenum BU is expected to be in the range of $15 to $20 million, compared to $39.8 million in 2021. The Company’s assumed molybdenum price for 2022 is $17 per pound compared to average market price of $16 per pound in 2021.

Exploration Expenditures

	Mount Milligan		Öksüt		Other		Consolidated
($millions)	2021	2022 Guidance	2021	2022 Guidance	2021	2022 Guidance	2021	2022 Guidance
Exploration
Expensed	$6	$6	$2	$5	$24	$18 - $28	$32	$29 - $39
Capitalized(1)	$3	$6	$2	-	-	-	$5	$6
	$9	$12	$4	$5	$24	$18 - $28	$37	$35 - $45

(1) Included in sustaining capital expendituresNG.

Planned exploration expenditures for 2022 are expected to be between $35 million and $45 million, including approximately $17 million for exploration at our existing mine sites and the balance for greenfield and generative exploration programs at other locations. At the Mount Milligan Mine, exploration activities are focused on extending resources and reserves below the current ultimate pit boundary by testing the width and continuity of a corridor of high- grade mineralization in the MBX stock footwall. At the Öksüt Mine, the key objectives for drilling activities in 2022 include expanding oxide gold resources at the Keltepe North, Keltepe Northwest, and Keltepe North-Northwest deposits. Greenfield exploration programs will focus on expanding and enhancing existing portfolio of projects in the US, Canada, Turkey, Finland and other global locations which include $3 million for the Sivritepe project in Turkey.

In addition to the exploration expenditures identified above, the Company expects to incur $15 to $20 million in relation to the exploration activities at the Goldfield Project in 2022.

Corporate Administration

Corporate and administration expenses for 2022 are expected to be in the range of $40 to $45 million (including $8 million to $10 million of stock-based compensation expense). Corporate and administration expenses in 2021 were $27.1 including stock-based compensation expense of $1.3 million. The corporate and administration expenses are expected to be higher in 2022 compared to 2021 due to higher stock-based compensation expense, higher travel and personnel costs assuming a return to in-office work arrangements and lifting of public health measures and travel advisories, higher consulting costs related to corporate initiatives, including implementation of new enterprise resource planning software and higher insurance costs.

Depreciation, Depletion and Amortization

Consolidated depreciation, depletion, and amortization (“DD&A”) expense included in costs of sales expense for 2022 is expected to be in the range of $150 to $165 million, an increase compared to $120.5 million in 2021, primarily due to the increased PP&E depreciable balance from the reversal of an impairment at the Mount Milligan Mine in the fourth quarter of 2021. Mount Milligan Mine’s DD&A expense is expected to be $95 to $105 million, and Öksüt Mine’s DD&A expense is expected to be $45 to $50 million in 2022.

Taxes

Income tax in relation to the Öksüt Mine is estimated to be between $80 to $90 million, reflecting a 23% income tax rate, as well as withholding tax on expected repatriation of earnings. The higher 2022 tax expense at the Öksüt Mine reflects the full utilization of the Investment Incentive Certificate by the end of 2021. The Mount Milligan Mine is subject to British Columbia mineral tax which is forecast to be between $5 and $10 million.

Cash Flow Profile

The Company expects higher cash generation in 2022 compared to cash generation from continuing operations in 2021. In 2022, consolidated cash provided by operating activities and free cash flowNG are expected to be in the range of $300 to $350 million and $200 to $250 million, respectively. Consolidated cash provided by operating activities and free cash flowNG from continuing operations in 2021 were $270.9 million and $178.4 million, respectively. The increase in cash generation from continuing operations in 2022 compared to 2021, is primarily due to an increase in gold ounces sold at the Öksüt Mine, partially offset by higher production costs at both mines, an increase in sustaining capital expendituresNG at the Öksüt Mine, higher cash taxes at the Öksüt Mine and higher corporate administration spending.

2022 Material Assumptions

Material assumptions or factors used to forecast production and costs for 2022, after giving effect to the hedges in place as at December 31, 2021, include the following:

  a market gold price of $1,700 per ounce and an average realized gold price at the Mount Milligan Mine of $1,257 per ounce after reflecting the streaming arrangement with Royal Gold (35% of the Mount Milligan Mine’s gold is sold for $435 per ounce).
  a market copper price of $4.00 per pound and an average realized copper price at the Mount Milligan Mine of $3.36 per pound after reflecting the streaming arrangement with Royal Gold (18.75% of the Mount Milligan Mine’s copper is sold at 15% of the spot price per metric tonne).
  a molybdenum price of $17.00 per pound.
  exchange rates: $1USD:$1.26 CAD; $1USD:13.0 Turkish lira; with a Turkish inflation assumption of 36%.
  diesel fuel price assumption: $0.72/litre (CAD$0.91/litre) at the Mount Milligan Mine.

Mount Milligan Streaming Arrangement

The Mount Milligan Mine is an open pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold, Inc. (together, “Royal Gold”) pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered (the “Mount Milligan Streaming Arrangement”). To satisfy its obligations under the Mount Milligan Streaming Arrangement the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Other material assumptions used in forecasting production and costs for 2022 can be found under the heading “Caution Regarding Forward-Looking Information” in this document. Production, cost, and capital forecasts for 2022 are forward- looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent AIF. The costs and cash flow impact associated with continued litigation and/or potential settlement of the Kumtor Mine dispute have not been incorporated into the 2022 guidance.

2022 Sensitivities

Centerra’s revenues, earnings, and cash flows for 2022 are sensitive to changes in certain key inputs or currencies. The Company has estimated the impact of any such changes on revenues, net earnings, and cash flows.

				Impact on ($millions)			Impacts on ($ per ounce sold)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	Net Earnings(after tax)	All-in sustaining costs on a by-product basis per ounceNG

Gold price	$50/oz	1.5 - 4.0	—	16.5 - 19.0	12.5 - 17.5	12.5 - 17.5	4.0 - 5.0
Copper price(1)	10%	0.2 - 0.4	—	4.4 - 6.7	4.2 - 6.5	4.2 - 6.5	14.5 - 16.5
Diesel fuel(1)	10%	1.5 - 1.6	0.3 - 0.5	—	1.8 - 2.1	1.5 - 1.6	4.5 - 5.5
Canadian dollar(1)(2)	10 cents	11.5 - 13.5	1.5 - 2.0	—	13.0 - 15.5	11.5 - 13.5	34.5 - 39.0
Turkish lira(2)(3)	1 lira	1.5 - 2.5	0.5 - 1.0	—	2.0 - 3.5	2.0 - 3.5	5.0 - 7.0

(1) Includes the effect of the Company’s copper sales, diesel fuel and Canadian dollars hedging programs, with current 2022 exposure coverage approximately 70%, 65% and 65%, respectively.
(2) Appreciation of currency against the US dollar will result in higher costs and lower cash flow and earnings, depreciation of currency against the US dollar results in decreased costs and increased cash flow and earnings.
(3) Assumes an increase in the Turkish Lira will be partially offset by inflation.

Production, cost and capital guidance for 2022 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially and which are discussed herein under the headings “2022 Material Assumptions” and “Caution Regarding Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in this document and the Company’s most recently filed AIF.

Mount Milligan Mine Technical Report and Three-Year Outlook / 2023 Guidance Update

The Company expects to conclude its ongoing life of mine planning work and issue a new National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the Mount Milligan Mine in the second quarter of 2022. Accordingly, the Company is reviewing its consolidated three-year outlook, including 2023 guidance which is likely to change from previously issued guidance and should no longer be relied upon. The Company expects to release an updated three-year outlook during the second quarter of 2022.

Recent Events and Developments

Goldfield Project

On February 22, 2022, Centerra announced that it had entered into an agreement to acquire Gemfield Resources LLC, owner of the Goldfield Project, from Waterton Nevada Splitter, LLC for total consideration comprised of $175 million in cash at closing and a $31.5 million deferred milestone payment. At the option of Centerra, the deferred milestone payment is payable in cash or common shares of the Company and becomes payable the earlier of 18 months following the closing of the transaction or the date a construction decision is confirmed with respect to the project, among other things.

Goldfield is a conventional open-pit, heap leach project located in a Tier 1 mining jurisdiction and contains three known deposits. The Company believes that the project has an upside potential from its large, under-explored land position in an established mining area in Nevada. The project increases Centerra's exposure to North America and provides an asset that can act as a foothold for further opportunities in the United States.

The Company has identified numerous targets for drilling activities in 2022 with the potential to expand known deposits. Centerra also plans to further refine existing technical studies undertaken to date by the previous owner, with a resource estimate expected to be released in the first half of 2023 and an updated technical study thereafter.

Kumtor Mine

In 2021, the Kyrgyz Republic and Kyrgyzaltyn took a number of coordinated actions that resulted in the seizure of the Kumtor Mine by the Kyrgyz Republic and a loss of control of the Kumtor Mine by Centerra. In particular:

  The Kyrgyz Republic Parliament established a State Commission in February 2021 to, among other things, review the performance of the Kumtor Mine and to review the results of a previous Kyrgyz Republic State Commission established in 2012.
  The Kyrgyz Republic Government resurrected a number of historical tax claims and environmental claims relating to Kumtor, each of which was resolved years prior either through previous settlements or Kyrgyz court decisions. When the Company disclosed the tax claims in March 2021, the amounts claimed by the Kyrgyz Republic were estimated to be approximately $352 million, including taxes, interest and penalties and the Kyrgyz officials subsequently increased the amounts claimed to over $1 billion and brought them into the arbitration proceedings. The Company denies these claims;
  A Kyrgyz court rendered a decision awarding damages against KGC of approximately $3.1 billion payable to the Kyrgyz Republic in respect of alleged damages caused by KGC’s past practice of placing waste rock on glaciers. The Company denies these claims;
  During the spring of 2021, the Kyrgyz Republic Parliament began to consider several laws and legislative amendments that, among other things, would fundamentally alter and breach the 2009 restated Kumtor project agreements, including the 2009 Kyrgyz law that ratified the Kumtor project agreements. Such amendments would not only delete provisions that ensure the primacy of the Kumtor project agreements over other Kyrgyz legislation, but also subject Kumtor to certain Kyrgyz laws of general application, including tax laws; and,
  The Kyrgyz Republic seized control of the Kumtor Mine on May 15, 2021 through a coordinated effort to take control of the Kumtor Mine site, KGC’s offices, personnel, computers and documents. The Kyrgyz Republic acted following a preliminary report of the State Commission which made a number of groundless claims against Centerra, KGC and the Kumtor Mine and under the purported authority of a new Temporary Management Law hastily passed by the Kyrgyz Republic Parliament only a few days prior to such seizure.

According to statements made by Kyrgyz Republic authorities during and after the events described above, the Company understands that the Government of the Kyrgyz Republic has opened a series of criminal investigations relating to the Kumtor Mine and, in particular, alleged corruption of previous agreements entered into between Centerra, its predecessor, and the Government of the Kyrgyz Republic. The Company further understands that at various times the Kyrgyz Republic Government has arrested or detained a significant number of former Kyrgyz politicians and government officials, including several former prime ministers, in connection with such investigations.

In addition, there have been reports that the Kyrgyz Republic has reopened a series of criminal investigations in connection with the Kyrgyz Republic General Prosecutor Office’s attempt to unwind an ordinary course $200 million dividend declared and paid by KGC to its sole shareholder, Centerra, in December 2013. The Company also understands that the Kyrgyz Republic has opened a criminal investigation into alleged “cyber-sabotage” and violations of Kumtor Mine employee rights related to actions taken by Centerra to disable Kyrgyz users from accessing its IT systems around the time of the seizure of the Kumtor Mine. Such reports identify certain members of former Centerra and KGC management teams and state that those individuals were prosecuted in absentia and put on wanted lists by the State Committee for National Security of the Kyrgyz Republic. The use of the Kyrgyz criminal law and investigations as a pressure tactic in aid of economic or commercial goals is not new for the Kyrgyz Republic. The Company denies any such allegations, which should be viewed in the broader context, including the Kyrgyz Republic Government’s goal of seizing the Kumtor Mine and intimidating its political opponents.

Centerra, KGC and Kumtor Operating Company CJSC (“KOC”) have taken a number of measures in response to the Kyrgyz Republic’s unjustified and illegal seizure of the Kumtor Mine. In particular:

  The Company has initiated binding arbitration against the Kyrgyz Republic and Kyrgyzaltyn to enforce its rights under longstanding agreements governing the Kumtor Mine and to, among other things, hold the Kyrgyz Republic and Kyrgyzaltyn accountable for any and all losses and damages that result from its actions against KGC and the Kumtor Mine. Following the resignation of the arbitrator on October 27, 2021 (citing the refusal by the Kyrgyz Republic and Kyrgyzaltyn to agree to protections he had requested against personal claims being brought against him by the parties or to pay his requested fees), a new arbitrator was appointed to adjudicate the arbitration dispute. The Company also filed an application requesting urgent interim measures in connection with the arbitration proceedings to address certain critical operational and safety problems at the Kumtor Mine to preserve the status quo at the Kumtor Mine and obtain some transparency and reporting as to the mine’s activities;
  In accordance with longstanding shareholder and investment agreements, the Company has taken steps to restrict Kyrgyzaltyn from transferring or encumbering any common shares of the Company or exercising any voting rights or dissent rights attached to Centerra common shares. In addition, dividends or distributions on Centerra common shares that would otherwise be payable to Kyrgyzaltyn or its affiliates are waived and will be donated to the Company to the extent such dividends or distributions can be attributed reasonably to KGC (or the Kumtor Mine’s assets or operations) or distributions from KGC;
  KGC and KOC filed for protection under Chapter 11 of the federal U.S. Bankruptcy Code in the Southern District of New York. The court-supervised process provides for, among other things, a worldwide automatic stay of all claims against KGC and KOC which the Company hopes will deter the Kyrgyz Republic from taking further precipitous action against KGC and the Kumtor Mine, including actions to enforce the meritless environmental and tax claims noted above; and,
  The Company initiated proceedings in the Ontario Superior Court of Justice against Tengiz Bolturuk, a former director of the Company who resigned from the Company’s board of directors to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager, for breaches of his fiduciary duties to the Company.

No assurances can be given that Centerra will be successful in any of the foregoing legal proceedings. There also remains the further risk that additional regulatory, tax, or civil claims will be commenced against the Company and/or its Kyrgyz subsidiaries.

Since late 2021, the Company has been engaged in discussions and negotiations with representatives of the Government of the Kyrgyz Republic to resolve the outstanding disputes relating to the illegal seizure of control of the Kumtor Mine by the Government of the Kyrgyz Republic in May 2021. On January 3, 2022, and subsequent to the year ended December 31, 2021, Centerra publicly confirmed such negotiations and stated the framework of a resolution under discussion could involve the following principal terms:

  Centerra receiving the approximately 26.1% in Centerra common shares held by Kyrgyzaltyn (an instrumentality of the Kyrgyz Republic). Upon receipt, Centerra would cancel the shares surrendered by Kyrgyzaltyn.
  The Kyrgyz Republic receiving, and assuming all responsibility for KGC and KOC, the Company’s two Kyrgyz subsidiaries, and the Kumtor Mine.
  Payment, by Centerra, of a cash amount equal to the net amount of the three dividends paid by Centerra in 2021 that Kyrgyzaltyn did not receive as a result of the seizure of the mine and certain other financial consideration associated with the settlement of intercompany balances between Centerra and its Kyrgyz subsidiaries.
  The resignation from Centerra’s Board of Directors of Kyrgyzaltyn’s two nominees.
  Full and final releases of all claims of the parties and termination of all legal proceedings involving the parties in all jurisdictions with no admissions of liability.

Negotiations with representatives of the Government of the Kyrgyz Republic are ongoing, and there can be no assurance that any proposed resolution will be consummated or as to the final economic and other terms and conditions of any such resolution, if agreed. Any such resolution would need to be formalized in a definitive agreement and would be subject to compliance with all applicable legal and regulatory requirements and approvals, including any applicable independent valuation or shareholder or government approval requirements.

On February 15, 2022, the Ontario Superior Court of Justice rendered a decision in the Company’s favour in its application for an order restraining Tengiz Bolturuk from breaching of his fiduciary duties as a former director of the Company. The Ontario Superior Court of Justice issued an injunction, permanently enjoining Mr. Bolturuk from disclosing or using any of the Company’s confidential information and restraining him from having any involvement, directly or indirectly, with the management, operation or control of the Kumtor Mine so long as Centerra has or asserts an interest in KGC or the Kumtor Mine, as well as awarding costs to the Company. As previously noted, Mr. Bolturuk resigned from the Company’s Board of Directors in May 2021 to assume control of the Kumtor Mine on behalf of the Kyrgyz Republic as external manager. No assurances can be given that any injunctions ordered are respected, or that any costs awards granted in connection with any resolved proceedings will be paid.

For more information regarding the events surrounding the seizure of the Kumtor Mine, please refer to the Company’s Management’s Discussion and Analysis for the periods ended March 31, 2021, June 30, 2021, and September 30, 2021.

COVID-19 Update

Centerra continues to take steps to minimize the effect of the COVID-19 pandemic on its business. The Company has established strict protocols at its mine sites to help prevent infection and reduce the potential transmission of COVID-19. A testing facility, funded by the Company, has been recently established at the Mount Milligan Mine to perform rapid testing of all employees, contractors, and other visitors to the site. Vaccination clinics have been set up for employees and contractors at the Mount Milligan Mine and the Öksüt Mine. As at December 31, 2021, more than 99% and 75% of site employees at the Öksüt Mine have received two and three doses of vaccination, respectively. A vaccination program was also conducted at the Mount Milligan Mine making first second and third doses available to all employees. The Company believes that this program, in combination with a robust provincial program in British Columbia, has resulted in a large percentage of employees being inoculated. While COVID-19 vaccination rates continue to rise in the communities and countries in which the Company operates its mine sites and offices, the Company continues to maintain its COVID-19 protocols.

Neither the Mount Milligan Mine nor the Öksüt Mine have been adversely impacted by COVID-19 in any significant way as employee absences due to COVID-19, or any other illnesses, have so far been successfully managed. However, the Company notes that the effects of COVID-19 on its business continue to change rapidly. Centerra continues to assess the resiliency of its supply chains, maintaining increased mine site inventories of key materials and fixed asset components. Additionally, the Company is pursuing an active sourcing strategy to identify potential alternatives for its critical supplies that can be purchased in alternative countries to reduce the risk of extended lead-times while trying to maintain an optimal cost structure. All measures enacted to date reflect the Company’s best assessment at this time but will remain flexible and will be revised as necessary or advisable and/or as recommended by public health and governmental authorities.

Employee Health and Safety

Centerra continued to develop and implement best international practices and initiatives in 2021. The Company’s safety leadership program, Work Safe | Home Safe has been implemented across the company and continues to be a foundational cornerstone of Centerra’s safety culture. Extensive health and safety training continued to be provided to employees during 2021. Centerra also continued on its journey of safety risk management through the development and implementation of several health and safety risk mitigation measures including the mitigation of fatal risk and critical control management. The success of these initiatives resulted in an overall reduction in the total number of significant incidents by 41% in 2021 compared to 2020.

The Company’s total reportable injury frequency rate in 2021 was 1.02, higher than expectation, primarily due an increase in reportable incidents at the Mount Milligan Mine. The Company has formulated a strategy to improve the current performance by expanding safety leadership training programs and dedicating more professional on-site resources towards improving health and safety performance. Despite the overall disappointing safety score, the Company recognized the following important milestones during the year ended December 31, 2021:

  The Öksüt Mine achieved two million work hours without a lost-time injury;
  The Thompson Creek Mine, Langeloth Facility and Kemess Project each achieved one full year without a lost- time injury;
  The Endako Mine achieved eight years without a lost-time injury.

The Company’s strategic initiatives for 2022 include the ongoing implementation of a new data collection and analysis software application to enhance its reporting function and, the initiation of a corporate level occupational health and industrial hygiene program.

Environmental

Centerra is subject to certain environmental regulations in connection with our exploration, development, mining, and reclamation activities in each of the jurisdictions in which the Company operates. Prior to development and expansion, each mining property is subject to environmental assessment and permitting processes, including the engagement with applicable stakeholders. Environmental management plans and internal audits guide the compliance and monitoring programs at each operating site. The Company works closely with regulatory authorities in each jurisdiction where it operates to ensure ongoing compliance. In 2021, there were no reportable releases to the environment.

Centerra actively manages six TSFs. One facility is currently active, three are on care and maintenance, one is entering the closure phase and the final one is in the early stages of the closure phase. Centerra’s TSFs are actively managed to maintain structural performance and ensure worker, environmental and public safety. Centerra’s TSFs are designed in accordance with all applicable dam safety regulations and requirements. In addition, operation of the TSFs is informed by, and routinely checked against, guidance from the Canadian Dam Association and the International Commission on Large Dams. The Company has three types of TSFs: centreline (Mount Milligan Mine and Thompson Creek Mine), modified centreline (Kemess Project) and upstream (Endako Mine). The Öksüt Mine has a heap leach facility and does not have a TSF.

Mining properties have closure and reclamation plans and related financial assurance. The Company adopts a strict regime for mine closure including at least annual updates to its reclamation provisions which are aligned with the International Council on Mining and Metals Mine Closure framework. The Company’s total liability for reclamation and closure cost obligations at December 31, 2021 was estimated to be $337.5 million. The Company provides financial assurance (surety bonds and letters of credit) for reclamation costs related to the operations in North America. As at December 31, 2021, the Company has provided the regulatory authorities with $165.7 million in reclamation bonds and letters of credit for mine closure obligations. For more information please see note 15 to the annual financial statements.

Risks That Can Affect Centerra’s Business

Overview

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to Centerra. The risk factors below may include details of how Centerra seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s Annual Information Form for the year ended December 31, 2020, which is available on the Company’s website www.centerragold.com, at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management (“ERM”) program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives.

The ability to deliver on the Company’s vision, strategic objectives and operating guidance depends on Centerra’s ability to understand and appropriately respond to the uncertainties or “risks” the Company faces that may prevent Centerra from achieving the Company’s objectives. In order to achieve this, Centerra:

  Maintains a framework that permits the Company to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;
  Integrates a process for managing risk into all the Company’s important decision-making processes so that Centerra reduces the effect of uncertainty on achieving the Company’s objectives;
  Actively monitors key controls the Company relies on to achieve Centerra’s objectives so that they remain in place and are effective at all times; and,
  Provides assurance to senior management and relevant committees of the Board on the effectiveness of key control activities.

Centerra’s Vice President, Risk & Insurance is responsible for providing the requisite tools, guidance, and leadership of the ERM program. Each operating site and project are responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to Centerra’s Vice President, Risk & Insurance.

The risk management program at Centerra considers the full life of mine cycle from exploration through to closure. All aspects of the operation and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, environmental, governance, health and safety, political and human resources related risks.

Board and Committee Oversight

The Risk Committee of the Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. To ensure consistent communication of risks amongst Board committees, the members of the Risk Committee are comprised of at least one member from each of the other standing committees of the Board. Each of the other Board committees is responsible for overseeing risks related to their area of responsibility and reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

The Company’s executive team meets regularly with its Vice President, Risk and Insurance to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal Risks

The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recent Form 40-F/AIF on file with the SEC and Canadian provincial securities regulatory authorities and see the “Caution Regarding Forward-Looking Information” in this MD&A.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in Turkey, United States and Canada; resource nationalism; reliance on cash flow from its subsidiaries; the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including with respect to the environment; risk of failure of Centerra or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; impact of community activism on laws and regulations; increases in contributory demands or business interruption; delays or refusals to grant required permits and licenses; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties which are in proximity to Indigenous communities; disputes with the Kyrgyz Republic relating to the Kumtor Mine; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Turkish individuals and entities; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; the presence of a significant shareholder that is a state-owned company of the Kyrgyz Republic; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; production and cost estimates may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company’s business to the volatility of gold, copper and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities; the effect of market conditions on the Company’s short-term investments; ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; tailings design or operational issues, including dam breaches, failures or significant seepages; structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; lower than expected ore grades or recovery rates; accidents; changes to, or delays in, transportation routes, including cessation or disruption in rail and shipping networks whether caused by decisions of third party providers or force majeure events (including COVID-19); interruption of energy supply; labour disturbances; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations; tailings management facilities; exposure of workforce to widespread pandemic (including COVID-19); cyanide use; regulations regarding greenhouse gas emissions and climate change; development and construction costs being over budget; predicting decommissioning and reclamation costs; attracting and retaining qualified personnel; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties, and the potential that COVID-19 could disrupt such supply chains; reliance on a limited number of suppliers for certain consumables, equipment and components; and security of critical operating systems.

Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price
	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	% Change	2021	2020	% Change
Gold (per oz)	1,795	1,876	(4)%	1,799	1,772	2%
Copper (per lb)	4.40	3.27	35%	4.23	2.80	51%
Molybdenum (per lb)	18.89	9.01	110%	15.98	8.68	84%

In the fourth quarter of 2021, the gold price remained on average, consistent with the comparative period. There were significant fluctuations in the course of 2021 when the gold price ranged from a low of $1,684 per ounce to a high of $1,943 per ounce as the gold price was impacted by a variety of factors, including the effects of the COVID-19 pandemic, rising inflation and expectations in the shift in monetary policy by central banks.

In the fourth quarter and year ended December 31, 2021, the average copper price increased compared to the fourth quarter of 2020 and year ended December 31, 2020. This increase in the average copper price was driven by expectations surrounding global growth and changing shifts in monetary policy. There were significant price fluctuations in the course of 2021, primarily in the first half of 2021, with the copper price trading from a low of $3.51 per pound to a high of $4.86 per pound.

In the fourth quarter and year ended December 31, 2021, the average molybdenum price increased significantly compared to the fourth quarter of 2020 and year ended December 31, 2020. The initial increase in the price of molybdenum occurred in the second quarter of 2021, with this price increase from $10.95 to $18.95 per pound, stabilizing through the remainder of 2021. The significant increase in the price of molybdenum was impacted by Chinese supply and demand, including the increase in the number of global infrastructure projects.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. The Company has operations in Canada, including its corporate head office, Turkey and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

  all revenues are earned in US dollars;
  a significant portion, approximately 50%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira;
  a majority, approximately 90%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars;

Approximately 57% (2020 - 43%) of the Company’s combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2021.

The performance of these currencies during the periods ended December 31, 2021 and 2020 is as follows:

	Average market exchange rate
	Three months ended December 31,			Twelve months ended December 31,
	2021	2020	% Change	2021	2020	% Change
USD-CAD	1.26	1.30	(3)%	1.25	1.34	(7)%
USD-Turkish Lira	11.16	7.87	42%	8.89	7.02	27%

A chart accompanying this announcement is available at https://ml.globenewswire.com/media/8448183c-d0a9-4a8b-90a9-dcd9448494a0/hires/?v=02242022090400

On average, the Canadian dollar strengthened against the US dollar, ending the year at $1.26 while the Turkish lira weakened relative to the US dollar, ending the year at 13.3. The devaluation of the Turkish lira is being offset by persistent high levels of inflation in Turkey, reaching a 19-year high year over year change in 2021 of 36%. The Company expects this trend in Turkey to continue in the near term.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see “Financial Instruments”. The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra’s continuing operations represent approximately 6% of production costs. The prices for Mount Milligan Mine’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George Rack Rate. The Prince George Rack Rate reflects general benchmark movements, plus additional costs such as seasonal premiums for winterizing, costs to meet regulatory requirements and transportation costs. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs, based on the published local retail diesel market price.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments” section of this MD&A.

Financial Performance

As previously disclosed, the Company lost control of the Kumtor Mine in May 2021 and, accordingly, the Kumtor Mine has been classified as a discontinued operation. The financial and operating data below is presented on a continuing operations basis and thus excludes the Kumtor Mine for all periods discussed, unless otherwise noted.

Fourth quarter 2021 compared to fourth quarter 2020

Revenue of $251.1 million was recognized in the fourth quarter of 2021 compared to $212.1 million in the fourth quarter of 2020. The increase in revenue was primarily due to an increase in ounces of gold sold at the Mount Milligan Mine and higher average realized copper and molybdenum prices, partially offset by a decrease in ounces of gold sold at the Öksüt Mine, pounds of copper sold at the Mount Milligan Mine and pounds of molybdenum sold at the Molybdenum BU.

Gold production was 91,197 ounces in the fourth quarter of 2021 compared to 82,044 ounces in the fourth quarter of 2020. Gold production in the fourth quarter of 2021 included 59,529 ounces of gold from the Mount Milligan Mine, compared to 42,664 ounces in 2020, primarily due to higher gold grades and recoveries, partially offset by slightly lower throughput. The Öksüt Mine produced 31,668 ounces of gold in the fourth quarter of 2021 compared to 39,380 ounces of gold in the fourth 2020, primarily due to the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

Copper production at the Mount Milligan Mine was 17.0 million pounds in the fourth quarter of 2021 compared to 20.4 million pounds in the fourth quarter of 2020. The decrease was primarily due to lower copper grades and mill throughput.

The Langeloth Facility roasted and sold 2.5 million pounds and 2.4 million pounds of molybdenum, respectively, in the fourth quarter of 2021, compared to 2.7 million pounds and 3.6 million pounds, respectively in the fourth quarter of 2020. This decrease in the molybdenum roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $163.0 million was recognized in the fourth quarter of 2021 compared to $124.2 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold, higher production costs at the Mount Milligan Mine and higher production costs at the Molybdenum BU as a result of higher average molybdenum prices paid to obtain product inventory to be processed.

Gold production costs were $550 per ounce in the fourth quarter of 2021 compared to $537 per ounce in the fourth quarter of 2020. The increase in gold production costs was primarily due to an increase in production costs at the Mount Milligan Mine, partially offset by a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper.

All-in sustaining costs on a by-product basisNG from continuing operations were $591 per ounce in the fourth quarter of 2021 compared to $813 per ounce in the fourth quarter of 2020. The decrease in all-in sustaining costs on a by-product basisNG was primarily due to an increase in ounces of gold sold, higher average realized copper prices, and a decrease in corporate general and administrative costs.

All-in costs on a by-product basisNG from continuing operations were $732 per ounce in the fourth quarter of 2021 compared to $1,144 per ounce in the fourth quarter of 2020. The decrease was primarily due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures at the Kemess Project and at the Öksüt Mine as mine construction was completed in 2020.

Corporate administration costs of $7.5 million were recognized in the fourth quarter of 2021 compared to $17.3 million in the fourth quarter of 2020. The decrease was primarily due to the effect of the decline in the Company’s share price on the provision for share-based compensation and a decrease in transaction costs. In the fourth quarter of 2020, $2.0 million of transaction costs were incurred in relation to the disposal of the Company’s interest in the Greenstone Partnership.

Reclamation expense, which primarily relates to movement in the reclamation liabilities for the Company’s Molybdenum BU sites currently on care and maintenance, was $24.3 million in the fourth quarter of 2021 compared to $9.3 million in the fourth quarter of 2020. The increase in expense was primarily due to a decline in discount rates applied to the underlying future reclamation costs and an increase in underlying future reclamation cash flows impacted by various factors, including higher inflation and change in timing of reclamation activities.

An impairment reversal of $160.0 million ($117.3 million, net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine, which demonstrated improved and reliable performance since 2019 when the initial impairment loss was recognized. The impairment reversal also reflects the Company’s increased confidence of resource to reserve conversion and increased long-term gold and copper price expectations relative to the prior period. The impairment reversal related to the Mount Milligan Mine represents a full reversal of the impairment taken in the fourth quarter of 2019 allocated to long-lived assets, as adjusted for amortization. The Company did not identify any impairments or impairment reversals in the fourth quarter of 2020.

A gain on sale of Greenstone Partnership of $25.0 million was recognized in the fourth quarter of 2021 in relation to a portion of contingent consideration owing to the Company from Orion Mine Finance Group (“Orion”) becoming payable in the future based on a construction decision being made at the Greenstone project.

The company recognized an income tax recovery of $61.6 million, in the fourth quarter of 2021, including deferred income tax recovery of $93.6 million and current income tax expense of $32.0 million, compared to an income tax expense of $2.9 million in the fourth quarter of 2020, including current income tax expense of $1.7 million and deferred income tax expense of $1.2 million. The increase in current income tax expense was due to higher income tax expense related to the Öksüt Mine which had higher taxable earnings, the full utilization of its Investment Incentive Certificate in the year, and a withholding tax expense incurred on dividend distribution. The increase in deferred income tax recovery was primarily due to the partial release of a valuation allowance on deductible temporary differences relating to the Mount Milligan Mine.

Year ended December 31, 2021 compared to 2020

Revenue of $900.1 million was recognized in 2021 compared to $721.3 million in 2020. The increase in revenue was primarily due to higher gold sold at the Mount Milligan Mine and the Öksüt Mine and higher average realized copper and molybdenum prices, partially offset by a decrease in pounds of copper sold at the Mount Milligan Mine and a decrease in pounds of molybdenum sold at the Molybdenum BU.

Gold production was 308,141 ounces in 2021 compared to 267,923 ounces in 2020. Gold production in 2021 included 196,438 ounces of gold from the Mount Milligan Mine, compared to 161,855 ounces in 2020, primarily due to higher throughput, gold grades and recoveries. The Öksüt Mine, which commenced commercial production on May 31, 2020, produced 111,703 ounces of gold in 2021 compared to 106,068 ounces of gold in 2020, primarily due to higher number of ore tonnes stacked on the heap leach, higher heap leach grade and recoveries.

Copper production at the Mount Milligan Mine was 73.3 million pounds in 2021 compared to 82.8 million pounds in 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

The Langeloth Facility roasted and sold 10.3 million pounds and 11.5 million pounds of molybdenum, respectively, in 2021 compared to 13.8 million pounds and 13.7 million pounds, respectively, in 2020. The decrease in the molybdenum both roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Cost of sales of $608.2 million was recognized in 2021 compared to $505.8 million in 2020. The increase was primarily due to an increase in gold and molybdenum sold and, higher production costs at the Mount Milligan Mine and the Öksüt Mine. In addition, there were higher production costs at the Molybdenum BU related to higher average molybdenum prices paid to obtain product inventory to be processed. The increase in cost of sales was also partially due to higher depreciation, depletion and amortization expense at the Öksüt Mine primarily due to a higher number of tonnes stacked on the heap leach pad and the Mount Milligan Mine primarily due to a decrease in reserves between the periods.

Gold production costs from continuing operations were $604 per ounce in 2021 compared to $615 per ounce in 2020. The decrease in gold production costs from continuing operations was primarily due to an increase in gold sold at the Mount Milligan Mine and the Öksüt Mine, partially offset by an increase in production costs at both mines.

All-in sustaining costs on a by-product basisNG from continuing operations were $649 per ounce in 2021 compared to $718 per ounce in 2020. The decrease was primarily due to an increase in ounces of gold sold at the Mount Milligan Mine and the Öksüt Mine, higher average realized copper prices and lower corporate administration expenses as a result of a decrease in the share price used to calculate the Company’s share-based compensation liability. Partially offsetting this decrease were higher production costs at the Mount Milligan Mine and Öksüt Mine.

All-in costs on a by-product basisNG were $785 per ounce in 2021 compared to $1,116 per ounce in 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expendituresNG and care and maintenance costs at the Kemess Project. In addition, there were minimal non-sustaining capital expendituresNG at the Öksüt Mine as the mine construction was completed in 2020.

Corporate administration expenses were $27.1 million in 2021, compared to $45.7 million in 2020. The decrease was primarily due to the effect of the decline in the Company’s share price on the provision for share-based compensation.

Reclamation expense, which primarily relates to movement in the reclamation liabilities for the Company’s Molybdenum BU sites currently on care and maintenance, was $23.3 million in 2021 compared to $53.4 million in 2020. The decrease in reclamation expense was primarily due to a larger decline in discount rates applied in 2020. This was partially offset by an increase in underlying future reclamation cash flows in 2021 impacted by various factors, including higher inflation and change in timing of reclamation activities.

An impairment reversal of $160.0 million ($117.3 million net of tax) was recognized in the fourth quarter of 2021, related to the Mount Milligan Mine, a full reversal of the impairment taken in the fourth quarter of 2019. The Company did not identify any impairments or impairment reversals in 2020.

A gain on sale of $97.3 million was recognized in 2021 on the disposal of the Company’s 50% interest in the Greenstone Partnership. This gain was partially recognized in the first quarter of 2021 when the sale was completed and partially recognized in the fourth quarter of 2021 when the construction date was declared for the Greenstone project and an initial contingent payment of $25.0 million became receivable and owing from Orion.

Other non-operating expenses of $23.5 million were recognized in 2021 compared to $6.2 million in 2020. The increase in other non-operating expenses was primarily due to corporate legal costs incurred in connection with the seizure and the loss of control of the Kumtor Mine.

Income tax recovery of $44.0 million, including current income tax expense of $40.1 million and deferred income tax recovery of $84.1 million, was recognized in 2021, compared to an income tax expense of $7.7 million, including current income tax expense of $6.5 million and deferred income tax expense of $1.2 million in 2020. The increase in current income tax expense was primarily due to higher taxable earnings generated by the Öksüt Mine as the benefits from the eligible expenditures under the Investment Incentive Certificate were fully utilized, and withholding tax expense in relation to dividend distributions. The increase in deferred income tax recovery was primarily due to the partial release of a valuation allowance on deductible temporary differences relating to the Mount Milligan Mine, partially offset by deferred income tax expense recorded on the sale of the Company’s interest in the Greenstone Partnership.

Net loss from discontinued operations of $828.7 million was recognized in 2021, compared to net earnings from discontinued operations of $392.4 million in 2020. The decrease in net earnings was primarily due to the loss on the change of control of $926.4 million recognized in the second quarter of 2021 and a shorter operating period as a result of the seizure of the Kumtor Mine in May 2021. Partially offsetting the decrease in net earnings was a gain recognized on the discontinuance of the Kumtor Mine’s fuel hedging program.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time.

The hedge positions for each of these programs as at December 31, 2021 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)			As at December 31, 2021
Instrument	Unit	Type	2022	2023	2024	2022	2023	2024	Total position	Fair Value ($000s)
FX Hedges
USD/CAD zero-cost collars(1)	CAD	Fixed	$129/ $1.36	$1.24/ $1.29	$1.25/ $1.33	$242.0 M (40%)	$122.0 M (22%)	$36.0 M (6%)	$400.0 M	5,257
USD/CAD forward contracts(2)	CAD	Fixed	1.29	1.26	1.29	$160.M (24%)	$80.0 M (14%)	$24.0 M (4%)	$264.0 M	2,022
Total						$402.0 M (64%)	$202.0 M (36%)	$60.0 M (10%)	$664.0 M	7,279
Fuel Hedges
USD/CAD zero-cost collars(3)	Barrels	Fixed	$62/$68	$73/$78	N/A	45,100 (30%)	13,500 (9%)	N/A	58,600	1,563
USD/CAD forward contracts(2)	Barrels	Fixed	$62	$79	$82	61,500 (40%)	44,000 (28%)	15,600 (10%)	121,100	2,652
Total						106,600 (70%)	57,500 (37%)	15,600 (10%)	179,700	4,215
Copper Hedges:
Copper zero-cost collars(4)	Pounds	Fixed	$3.66/ $4.84	$4.00/ $4.89	N/A	41.2 M (67%)	15.9 M (34%)	N/A	57.1 M	(1,776)
Gold/Copper Hedges (Royal Gold deliverables):
Gold forward contracts	Ounces	Float	N/A	N/A	N/A	16,410	N/A	N/A	16,410	495
Copper forward contracts	Pounds	Float	N/A	N/A	N/A	1.7 M	N/A	N/A	1.7 M	94

(1) Under the currency zero-cost collars, the Company retains the right to buy foreign currency at the contract’s ‘floor’ price if the market price was to fall below this price upon contract expiration, while requiring it to sell foreign currency at the ‘ceiling’ price if the market price was to exceed this price upon expiration. At the end of each contract the Company has the right for financial settlement or physical settlement.
(2) Under the swap and forward contracts, the Company ‘buys’ or ‘sells’ metals, currencies and commodities, at a specified price at a certain future date.
(3) Under the fuel zero-cost collars, the Company retains the right to buy fuel barrels at the contract’s ‘ceiling’ price if the market price was to exceed this price upon contract expiration, while requiring the Company to buy fuel barrels at the ‘floor’ price if the market price fell below this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.
(4) Under the copper zero-cost collars, the Company retains the right to sell copper at the contract’s ‘floor’ price if the market price fell below this price upon contract expiration, while requiring it to buy copper at the ‘ceiling’ price if the market price were to exceed this price upon expiration. At the end of each contract there is no exchange of the underlying item and the contract is financially settled.

The realized gain (loss) recorded in the consolidated statements of (loss) earnings was as follows:

	Three Months Ended December 31, 2021			Year Ended December 31, 2021
($millions)	2021	2020	% Change	2021	2020	% Change
Foreign exchange hedges	3,789	2,415	57%	17,543	4,266	311%
Fuel hedges	945	(2,835)	133%	20,631	(5,771)	457%
Copper hedges	(13,150)	(1,359)	(868)%	(50,259)	(1,359)	(3,598)%

During the second quarter of 2021, the Company unwound certain positions that were hedging future fuel purchases at the Kumtor Mine beyond the loss of control event in May 2021. Unwinding these positions resulted in the recognition of realized gain on settlement of $14.2 million, which was recorded in (loss) earnings from discontinued operations in the consolidated statements of (loss) earnings and comprehensive (loss) income.

As at December 31, 2021, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($millions)	December 31, 2021	December 31, 2020	% Change
Total Assets	2,676.60	3,136.00	(15%)
Total Liabilities	633	670	(6%)
Total Equity	2,043.60	2,466.00	(17%)

As a result of the loss of control of the Kumtor Mine in the second quarter of 2021, the Company deconsolidated the assets and liabilities of KGC, a 100%-owned subsidiary that holds the Kumtor Mine, in the Company’s consolidated statements of financial position for the period ended December 31, 2021. The assets and liabilities presented as at December 31, 2020 are inclusive of the Kumtor Mine. The movement in the following financial statement line items between December 31, 2021 and December 31, 2020 was significantly impacted by the loss of control of the Kumtor Mine:

  Inventory: derecognition of product inventory of $333.6 million;
  Property, plant and equipment: derecognition of $629.4 million;
  Other non-current assets: derecognition of reclamation deposits balance of $52.9 million;
  Accounts payable and accrued liabilities: derecognition of $63.3 million; and
  Provision for reclamation: derecognition of $56.5 million.

Cash as at December 31, 2021 was $947.2 million compared to $545.2 million as at December 31, 2020. The increase was due to the receipt of $210.0 million as consideration for the sale of the Company’s 50% interest in the Greenstone Partnership in the first quarter of 2021, free cash flowNG from continuing operations of $178.4 million and net cash flow from discontinued operations of $47.8 million. The increase in cash was partially offset by dividends paid of $45.0 million in 2021.

Total inventories as at December 31, 2021 were $221.2 million compared to $580.6 million as at December 31, 2020. The decrease in inventories was primarily due to the processing of a large portion of ore stockpiles at the Kumtor Mine prior to the loss of control, the loss of control of the Kumtor Mine as outlined above as well as processing of a large portion of ore stockpiles and timing of concentrate sales at the Mount Milligan Mine. The decrease was partially offset by an increase in inventories at the Langeloth Facility from higher working capital needs as result of higher molybdenum prices and an increase in heap leach inventory balance at the Öksüt Mine from the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

At December 31, 2021, the product inventory balance consisted of 58,333 contained gold ounces and 15.8 million contained pounds of copper in surface stockpiles at the Mount Milligan Mine (4.3 million tonnes of ore at a grade of 0.42 g/t gold and 0.17% copper), of which 30% is expected to be processed in 2022. Additionally, the product inventory balance at the Öksüt Mine consisted of 21,077 contained gold ounces in solution at the absorption, desorption, and recovery plant and 80,102 contained gold ounces on surface and stacked (0.5 million tonnes of ore at a grade of 1.23 g/t gold in surface stockpiles and 1.54 g/t gold stacked on the heap leach pad).

Other current assets at December 31, 2021 were $25.8 million compared to $41.0 million at December 31, 2020. The decrease was primarily due to decrease in the current portion of derivative assets, particularly the Company’s position on foreign exchange contracts.

The carrying value of property, plant and equipment as at December 31, 2021 was $1.27 billion compared to $1.69 billion as at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, as outlined above, and depreciation, depletion and amortization of property, plant and equipment in their normal course of operations during the year. Partially offsetting the overall decrease was $214.6 million of additions capitalized to the property, plant and equipment and the $160.0 million impairment reversal at the Mount Milligan Mine.

Deferred income tax assets as at December 31, 2021 were $101.3 million compared to nil as at December 31, 2020. The increase was due to the partial release of a valuation allowance on deductible temporary differences related to the Mount Milligan Mine.

Other non-current assets at December 31, 2021 were $32.1 million compared to $77.1 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, as outlined above, partially offset by $25.0 million receivable from Orion as a result of Greenstone project being approved for construction.

Income taxes payable at December 31, 2021 was $25.3 million compared to $2.5 million at December 31, 2020. The increase was primarily due to the net impact of current income tax expense and payments during the year, with the most significant balance related to current income tax of the Öksüt Mine.

Deferred income tax liabilities at December 31, 2021 were $54.9 million compared to $39.5 million at December 31, 2020. The increase was primarily due to the tax effects, including the impact of foreign exchange on temporary differences between accounting and tax basis at the Öksüt Mine and deferred income tax expense of $9.3 million recorded on the sale of the Company’s interest in the Greenstone Partnership.

The provision for reclamation at December 31, 2021 was $337.5 million compared to $352.2 million at December 31, 2020. The decrease was primarily due to the loss of control of the Kumtor Mine, partially offset by a decrease in the discount rates applied to the future cash flows and an increase in the underlying future reclamation cash flows at the Endako Mine, the Thompson Creek Mine and Kemess Project due to variety of factors, including higher inflation, timing of reclamation activities and changes to the closure plan.

Liquidity and Capital Resources

The Company’s total liquidity position as at December 31, 2021 was $1,347.2 million, representing a cash balance of $947.2 million and $400 million available under a corporate credit facility.

Due to the seizure of the Kumtor Mine and the continuing actions by the Kyrgyz Republic and Kyrgyzaltyn, the Company derecognized the assets and liabilities of the Kumtor Mine in the statements of financial position and presented its financial and operating results prior to the loss of control as discontinued operations for the three months and year ended December 31, 2021 and 2020. As a result, the Company’s consolidated cash flow results from continuing operations discussed in this MD&A (including prior periods) exclude the Kumtor Mine’s operations, unless otherwise noted.

Fourth quarter 2021 compared to fourth quarter 2020

Cash provided by operating activities from continuing operations was $61.8 million in the fourth quarter of 2021, compared to $84.3 million in the fourth quarter of 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU as a result of an increase in product inventory held and a higher average molybdenum price, as well as an increase in income taxes paid of $9.6 million.

Cash used in investing activities from continuing operations of $13.1 million was recognized in the fourth quarter of 2021 compared to $35.8 million in the fourth quarter of 2020. The decrease was primarily due to proceeds received on the disposition of PP&E, and lower PP&E additions at the Kemess Project and the Öksüt Mine.

Cash used in financing activities during the fourth quarter of 2021 was $13.1 million compared to $15.4 million in the fourth quarter of 2020. The decrease was primarily due to a reduction in borrowing costs.

Year-ended December 31, 2021 compared to 2020

Cash provided by operating activities from continuing operations was $270.9 million in 2021 compared to $272.4 million in 2020. The decrease in cash provided by operating activities from continuing operations was primarily due to an unfavourable working capital change at the Molybdenum BU as a result of an increase in product inventory held and a higher average molybdenum price, as well as a decrease in earnings from mine operations at the Öksüt Mine and an increase in income taxes paid of $17.2 million in 2021 compared to income taxes refunded of $18.5 million in 2020. Partially offsetting the decrease was an increase in earnings from mine operations at the Mount Milligan Mine and a more favourable change in working capital at the Mount Milligan Mine.

Cash provided by investing activities from continuing operations of $132.5 million was recognized in 2021 compared to cash used in investing activities from continuing operations of $74.6 million in 2020. The increase in cash provided by investing activities from continuing operations was primarily due to the proceeds received from the sale of the Company’s 50% interest in the Greenstone Partnership and proceeds received on the disposition of PP&E, lower PP&E additions related to the construction at the Öksüt Mine as it was completed in 2020, and lower PP&E additions at the Kemess Project. The increase was partially offset by higher PP&E additions at the Mount Milligan Mine primarily due to the expenditures related to the purchase of new mining equipment, TSF development costs and major planned equipment rebuilds and higher PP&E additions at the Öksüt Mine primarily related to the heap leach expansion, capitalized drilling costs, LOM study costs and ADR plant upgrade costs.

Cash used in financing activities of $49.1 million was recognized in 2021 compared to $124.0 million in 2020. The decrease was primarily due to the net repayment of the corporate revolving credit facility in 2020 and lower borrowing costs, partially offset by higher dividends paid.

Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2021:

($millions)	2022	2023	2024	2025	Thereafter	Total
Contractual commitments(1)	$14.8	$0.2	$—	$—	$—	$15.0
Reclamation provisions(2)	6.2	—	—	—	314.7	320.9
Pension obligations(3)	0.1	0.1	0.2	0.2	3.4	4.0
Lease obligations	6.6	5.8	3.4	3.0	2.9	21.7
Total	$27.7	$6.1	$3.6	$3.2	$321.0	$361.6

(1) Excludes trade payables and accrued liabilities.
(2) Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.
(3) The Company provides defined benefit plans for certain employees. The benefits are generally based on the employee’s years of service, age and level of compensation.

2022 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2022 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2022:

2022 Mandatory Commitments ($millions): Contractual obligations(1)	$27.7
Accounts payable and accrued liabilities (as at December 31, 2021)	186.8
Net income taxes payable (as at December 31, 2021)	25.3
Total 2022 mandatory expenditure commitments	$239.8
2022 Discretionary Commitments(2): Expected capital expendituresNG	$100.0
Expected exploration costs(3)	34.0
Total 2022 discretionary expenditure commitments	$134.0
Total 2022 mandatory and discretionary expenditure commitments	$373.8
(1) From the Contractual Obligations table. (2) From the Outlook table. (3) Excludes exploration costs expected to be capitalized which are included in the expected capital expendituresNG.

As of December 31, 2021, the Company had adequate capital resources available to satisfy its commitments, which include cash and cash equivalents of $947.2 million and an undrawn $400.0 million Credit Facility. In addition, the Company anticipated funding its commitments through cash provided by operating activities.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. Production at the Mount Milligan Mine is subject to an arrangement with Royal Gold pursuant to which Royal Gold is entitled to purchase 35% of the gold produced and 18.75% of the copper production at the Mount Milligan Mine for $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered. To satisfy its obligations under the Mount Milligan Streaming Arrangement, the Company purchases refined gold and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Arrangement is recorded as a reduction of revenue and not a cost of operating the mine.

Water Update

Stored water inventory at the Mount Milligan Mine’s TSF is critical to the mine’s ability to process ore through the process plant on a sustainable basis. During 2021, the Mount Milligan Mine accessed water from surface water sources and groundwater wells near the TSF. The stored water as at December 31, 2021 is sufficient to enable continuous production for a period of at least 12 months, under normal conditions. The Company expects the water inventory level to decrease during the winter months before being replenished during freshet in the spring.

In January 2022, and subsequent to the year ended December 31, 2021, after significant discussions and consultation with British Columbia regulators, First Nations partners and other stakeholders, the Company obtained an amendment to the Mount Milligan Mine’s environmental assessment certificate which will allow access to long-term surface water sources for the life of the project, subject to the receipt of ordinary course permits.

Mount Milligan Mine Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Gold revenue	78.9	46.7	69%	267.9	205.0	31%
Copper revenue	61.7	53.0	16%	227.7	178.6	27%
Other by-product revenue	2.0	2.6	(23)%	10.3	10.4	(1)%
Total revenue	142.6	102.3	39%	505.9	394.0	28%
Production costs	70.0	50.4	39%	256.8	219.8	17%
Depreciation, depletion and amortization	21.7	16.4	32%	83.9	73.1	15%
Earnings from mine operations	50.9	35.5	43%	165.2	101.1	63%
Impairment reversal	(160.0)	—	(100)%	(160.0)	—	(100)%
Earnings from operations(1)	207.8	28.4	632%	309.2	83.9	269%
Cash provided by mine operations	63.5	44.0	44%	268.9	185.3	45%
Free cash flow from mine operations(2)	46.3	30.7	51%	201.5	150.2	34%
Additions to property, plant and equipment	28.9	16.0	80%	83.7	38.1	120%
Capital expenditures - total(2)	22.4	16.6	35%	70.8	37.8	87%
Sustaining capital expenditures(2)	20.2	16.6	22%	66.7	37.8	76%
Non-sustaining capital expenditures(2)	2.2	—	100%	4.1	—	100%
Operating Highlights:
Tonnes mined (000s)	10,152	10,935	(7)%	43,588	41,238	6%
Tonnes ore mined (000s)	3,554	5,350	(34)%	18,323	19,196	(5)%
Tonnes processed (000s)	5,448	5,498	(1)%	20,900	20,067	4%
Process plant head grade gold (g/t)	0.53	0.40	31%	0.46	0.41	11%
Process plant head grade copper (%)	0.20%	0.24%	(18)%	0.21%	0.26%	(16)%
Gold recovery (%)	65.9%	61.2%	8%	65.8%	62.9%	5%
Copper recovery (%)	74.8%	73.4%	2%	78.3%	77.4%	1%
Concentrate produced (dmt)	37,161	45,943	(19)%	162,250	184,915	(12)%
Gold produced (oz) (3)	59,529	42,664	40%	196,438	161,855	21%
Gold sold (oz)(3)	58,642	33,929	73%	203,103	154,100	32%
Average realized gold price - combined ($/oz)(3)(4)	1,345	1,376	(2)%	1,319	1,330	(1)%
Copper produced (000s lbs)(3)	16,993	20,376	(17)%	73,275	82,816	(12)%
Copper sold (000s lbs)(3)	17,184	18,975	(9)%	78,017	80,477	(3)%
Average realized copper price - combined ($/lb)(3)(4)	3.59	2.79	29%	2.92	2.22	32%
Unit Costs:
Gold production costs ($/oz)	670	755	(11)%	683	781	(13)%
All-in sustaining costs on a by-product basis ($/oz)(2)	518	488	6%	508	552	(8)%
All-in costs on a by-product basis ($/oz)(2)(5)	573	577	(1)%	556	600	(7)%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)	883	1,043	(15)%	883	939	(6)%
Copper production costs ($/lb)	1.79	1.31	37%	1.51	1.24	22%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)	2.34	1.80	30%	1.94	1.48	31%

(1) Includes exploration costs, marketing and selling costs and impairment reversal.
(2) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3) Mount Milligan production and sales are presented on a 100% basis. Under the Mount Milligan Streaming Arrangement, Royal Gold is entitled to 35% of gold ounces and 18.75% of copper. Royal Gold pays $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.
(4) This supplementary financial measure within the meaning of 52-112 is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.
(5) Includes the impact from the Mount Milligan Streaming Arrangement and the impact of copper hedges.

Fourth Quarter 2021 compared to Fourth Quarter 2020

Earnings from mine operations of $50.9 million were recognized in the fourth quarter of 2021 compared to $35.5 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold and higher average realized copper prices, partially offset by an increase in production costs, higher depreciation, depletion and amortization expenses and lower copper pounds sold.

Mount Milligan Q4 cash provided by mine operations ($ millions) - https://ml.globenewswire.com/media/ed78a20a-3c95-45da-8001-9289073b671b/hires/?v=02242022091300

Cash provided by mine operations of $63.5 million was recognized in the fourth quarter of 2021 compared to $44.0 million in the fourth quarter of 2020. The increase was primarily due to higher gold ounces sold and higher average realized copper prices, partially offset by an increase in production costs and lower copper pounds sold.

Free cash flowNG from mine operations of $46.3 million was recognized in the fourth quarter of 2021 compared to $30.7 million in the fourth quarter of 2020, primarily due to an increase in cash provided by mine operations, partially offset by an increase in sustaining capital expendituresNG related to the implementation of a tailings pumping system, which will replace the current gravity system. In addition, there were higher non-sustaining capital expendituresNG related related to the stage flotation reactors project in the fourth quarter of 2021.

During the fourth quarter of 2021, mining activities were carried out in phases 4, 5, 7, 8, and 9 of the open pit. Total tonnes mined were 10.2 million tonnes in the fourth quarter of 2021 compared to 10.9 million tonnes in the fourth quarter of 2020. The decrease in tonnes mined was primarily due to lower tonnes of ore mined as a result of lower operator availability for mining equipment and consequently higher rehandling from the stockpile to maintain the required throughput.

Total process plant throughput for the fourth quarter of 2021 was 5.4 million tonnes, averaging 59,223 tonnes per calendar day, compared to 5.5 million tonnes, averaging 59,762 tonnes per calendar day in the fourth quarter of 2020. The decrease in throughput was a result of the longer planned process plant shutdown in the fourth quarter of 2021 which required the full SAG mill lining changeover compared to a less significant shutdown in the fourth quarter of 2020.

Gold production was 59,529 ounces in the fourth quarter of 2021 compared to 42,664 ounces in the fourth quarter of 2020. The increase was due to higher gold grades and recoveries. During the fourth quarter of 2021, the average gold grade and recoveries were 0.53 g/t and 66%, compared to 0.40 g/t and 61% in the fourth quarter of 2020. Total copper production was 17.0 million pounds in the fourth quarter of 2021 compared to 20.4 million pounds in the fourth quarter of 2020. The decrease was due to lower copper grades, partially offset by higher recoveries.

Gold production costs were $670 per ounce in the fourth quarter of 2021 compared to $755 per ounce in fourth quarter of 2020. The decrease was due to an increase in gold sold during the fourth quarter of 2021 and a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper. This was partially offset by higher milling costs due to higher contractor costs associated with the SAG mill liners changeover during the planned shutdown, higher mining costs due to an increase in fuel consumption from higher number of tonnes moved (including tonnes rehandled from the stockpile), higher professional services costs related to mining studies and the impact of the strengthening of the Canadian dollar relative to the US dollar between periods. In the fourth quarter of 2021, the Company was able to minimize the impact of foreign exchange and diesel fuel cost pressures on the Mount Milligan Mine through its hedging program. In addition, the mine was able to partially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues by maintaining increased levels of supplies inventory.

Copper production costs were $1.79 per pound in the fourth quarter of 2021 compared to $1.31 per pound in the fourth quarter of 2020. The increase was primarily due to a decrease in copper sold, a higher allocation of costs to copper production costs, due to the relative changes in the market prices of gold and copper, and higher production costs outlined above.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz) - https://ml.globenewswire.com/media/cf1c1a1b-0103-4648-8eab-9db917331600/hires/?v=02242022091600

All-in sustaining costs on a by-product basisNG were $518 per ounce in the fourth quarter of 2021 compared to $488 per ounce in the fourth quarter of 2020. The increase was primarily due to higher production costs and higher sustaining capital expendituresNG related to the implementation of a tailings pumping system, which will replace the current gravity system, partially offset by higher gold ounces sold and higher average realized copper prices.

All-in costs on a by-product basisNG were $573 per ounce in the fourth quarter of 2021 compared to $577 per ounce in the fourth quarter of 2020. The decrease was due to lower exploration expense, partially offset by an increase in all-in sustaining costs on a by-product basisNG and higher non-sustaining capital expendituresNG related to the stage flotation reactors project.

Year-ended December 31, 2021 compared to 2020

Earnings from mine operations of $165.2 million were recognized in 2021 compared to $101.1 million in 2020. The increase was primarily due to an increase in gold sold and higher average realized copper prices. This was partially offset by an increase in production costs from higher throughput, higher milling costs, and the impact of the strengthening of the Canadian dollar. In addition, there was an increase in depreciation, depletion and amortization expense primarily due to the decrease in reserves between the periods.

Mount Milligan YTD cash provided by mine operations ($ millions) - https://ml.globenewswire.com/media/f50cb97a-cb76-40b7-b559-5d493d763eb1/hires/?v=02242022091800

Cash provided by mine operations of $268.9 million was recognized in 2021 compared to $185.3 million in 2020. The increase was due to an increase in gold sold, higher average realized copper prices, and a favourable change in working capital, primarily related to the timing of vendor payments between periods. This was partially offset by an increase in production costs.

Free cash flowNG from mine operations of $201.5 million was recognized in 2021 compared to $150.2 million in 2020, The increase was primarily due to an increase in cash provided by mine operations, partially offset by an increase in sustaining capital expendituresNG related to the purchase of mining equipment, TSF development costs and the tailings pumping system project. In addition, there were higher non-sustaining capital expendituresNG related to the stage flotation reactors project in 2021.

During 2021, mining activities were carried out in phases 4, 5, 7, 8 and 9 of the open pit. Total tonnes mined were 43.6 million tonnes in 2021 compared to 41.2 million tonnes in 2020. An increase in tonnes mined was primarily due to higher step-out tonnes from more equipment availability in 2021 compared to 2020.

The Mount Milligan Mine reported record mill throughput in 2021, processing 20.9 million tonnes, averaging 57,261 tonnes per calendar day, compared to 20.1 million tonnes in 2020, averaging 54,827 tonnes per calendar day. The higher throughput was primarily due to improved processing efficiency rate and better reliability of the secondary crushing circuit in 2021 compared to 2020.

Gold production was 196,438 ounces in 2021 compared to 161,855 ounces in 2020. The increase was due to higher throughput, gold grades and recoveries. During 2021, the average gold grade was 0.46 g/t and recoveries were 66% compared to 0.41 g/t and 63% in 2020. Total copper production was 73.3 million pounds in 2021 compared to 82.8 million pounds in 2020. The decrease was primarily due to lower copper grades, partially offset by higher throughput.

Gold production costs were $683 per ounce in 2021 compared to $781 per ounce in 2020. The decrease was primarily due to an increase in gold sold, partially offset by higher milling costs as a result of higher maintenance costs, and the impact of the strengthening of the Canadian dollar. In 2021, the Company was able to minimize the impact of foreign exchange and diesel fuel cost pressures on the Mount Milligan Mine through its hedging program. In addition, the mine was able to partially insulate itself from rising inflation in Canada and COVID-19 related supply chain issues, by maintaining increased levels of supplies inventory.

Copper production costs were $1.51 per pound in 2021 compared to $1.24 per pound in 2020, primarily as a result of a decrease in copper pounds sold and higher production costs due to the reasons outlined above.

Mount Milligan YTD All-in sustaining costs on a by-product basis per ounceNG ($/oz) - https://ml.globenewswire.com/media/f9ffe1e8-1dae-49fb-8c29-e903a0fd37c4/hires/?v=02242022092000

All-in sustaining costs on a by-product basisNG were $508 per ounce for 2021 compared to $552 per ounce in 2020. The decrease was primarily due to higher average realized copper prices and an increase in gold ounces sold, partially offset by higher sustaining capital expendituresNG and production costs.

All-in costs on a by-product basisNG were $556 per ounce in 2021 compared to $600 per ounce in 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG. This was partially offset by an increase in non- sustaining capital expendituresNG relating to the stage flotation reactors project.

Öksüt Mine

The Öksüt Mine is located in Turkey approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site. The Öksüt Mine achieved commercial production on May 31, 2020. Prior to achieving commercial production, revenue from the sale of gold ounces was deducted from the cost of related property, plant and equipment and the associated production costs were added to the related property, plant and equipment.

Öksüt Mine Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Revenue	56.9	74.3	(23)%	199.4	186.5	7%
Production costs	10.4	13.8	(25)%	51.1	35.2	45%
Depreciation, depletion and amortization	7.8	7.1	10%	30.2	16.0	89%
Earnings from mine operations	38.7	53.4	(28)%	118.1	135.3	(13)%
Earnings from operations(1)	39.2	52.4	(25)%	116.4	133.6	(13)%
Cash provided by mine operations	39.5	61.8	(36)%	131.7	146.1	(10)%
Free cash flow from mine operations(2)	35.3	46.5	(24)%	111.6	105.2	6%
Additions to property, plant and equipment	9.3	38.4	(76)%	24.9	69.3	(64.1)%
Capital expenditures - total(2)	4.3	15.3	(72)%	19.6	43.8	(55)%
Sustaining capital expenditures(2)	4.1	9.1	(55)%	18.8	13.4	40%
Non-sustaining capital expenditures(2)	0.2	6.2	(97)%	0.8	30.4	(97)%
Operating Highlights:
Tonnes mined (000s)	3,820	4,440	(14)%	15,251	15,115	1%
Tonnes ore mined (000s)	1,410	115	1128%	4,352	2,578	69%
Ore mined - grade (g/t)	2.18	1.91	14%	1.54	1.68	(8)%
Ore crushed (000s)	1,047	637	64%	3,947	3,428	15%
Tonnes of ore stacked (000s)	1,064	952	12%	3,969	3,445	15%
Heap leach grade (g/t)	2.42	0.78	210%	1.54	1.40	10%
Heap leach contained ounces stacked	82,943	23,950	246%	195,990	154,948	26%
Gold produced (oz)	31,668	39,380	(20)%	111,703	106,068	5%
Gold sold (oz)(3)	31,670	39,380	(20)%	111,654	105,503	6%
Average realized gold price ($/oz)(4)	1,796	1,887	(5)%	1,786	1,768	1%
Unit Costs:
Gold production costs ($/oz)	328	350	(6)%	457	356	28%
All-in sustaining costs on a by-product basis ($/oz)(2)	495	658	(25)%	668	523	28%
All-in costs on a by-product basis ($/oz)(2)	501	841	(40)%	694	848	(18)%

(1) Includes exploration costs.
(2) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(3) Includes 6,654 ounces sold before the mine was in commercial production.
(4) This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Fourth Quarter 2021 compared to Fourth Quarter 2020

Earnings from mine operations were $38.7 million in the fourth quarter of 2021, compared to $53.4 million in the fourth quarter of 2020. The decrease was primarily due to lower gold revenue as a result of both a decrease in ounces of gold sold and slightly lower average realized gold prices. The decrease was partially offset by lower production costs, primarily due to a decrease in ounces of gold sold and the weakening of the Turkish lira relative to the US dollar between the periods which offset the impact of rapidly increasing inflation starting in December 2021.

Öksüt Mine Q4 cash provided by mine operations ($ millions) - https://ml.globenewswire.com/media/adba953b-0495-47e8-a4b5-4224dbdfe1ba/hires/?v=02242022092100

Cash provided by mine operations of $39.5 million was recognized in the fourth quarter of 2021, compared to $61.8 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in gold revenues and higher cash taxes paid, partially offset by a decrease in production costs.

Free cash flowNG from mine operations of $35.3 million was recognized in the fourth quarter of 2021, compared to $46.5 million in the fourth quarter of 2020. The decrease was primarily due to a decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG from a decrease in capitalized stripping costs and lower non- sustaining capital expendituresNG as the construction of the Öksüt Mine was completed in 2020.

Mining activities in the fourth quarter of 2021 were carried out in phases 2 and 4 of the Keltepe pit and phase 2 of the Güneytepe pit. Total tonnes mined were 3.8 million tonnes in the fourth quarter of 2021 compared to 4.4 million tonnes in the fourth quarter of 2020. The decrease in tonnes mined was primarily due to higher downtime in the pit from unfavourable weather conditions, including heavy fog, poor visibility and snow.

Processing activities in the fourth quarter of 2021 were focused on the preparation, stacking and irrigation of the heap leach pad. In the fourth quarter of 2021 the Öksüt Mine stacked 1.1 million tonnes at an average grade of 2.42 g/t, containing 82,943 ounces of gold, compared to 1.0 million tonnes stacked at an average grade of 0.78 g/t, containing 23,950 ounces of gold in the fourth quarter of 2020.

Gold production was 31,668 ounces in the fourth quarter of 2021 compared to 39,380 ounces in the fourth quarter of 2020, primarily due to the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021. Gold production associated with the tonnes of ore stacked but not leached in the fourth quarter of 2021 is expected to occur early in 2022 as solution is applied.

Gold production costs were $328 per ounce in the fourth quarter of 2021 compared to $350 in the fourth quarter of 2020. The decrease was primarily due to the weakening of the Turkish lira relative to the US dollar, partially offset by a decrease in ounces of gold sold.

Öksüt Mine Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz) - https://ml.globenewswire.com/media/ddeb4bb3-d52d-4644-ad1b-e1642bc46a69/hires/?v=02242022092200

All-in sustaining costs on a by-product basisNG were $495 per ounce in the fourth quarter of 2021 compared to $658 in the fourth quarter of 2020. The decrease was primarily due to lower production costs and lower sustaining capital expenditures from lower capitalized stripping costs, partially offset by lower ounces of gold sold.

All-in costs on a by-product basisNG were $501 per ounce in the fourth quarter of 2021 compared to $841 in the fourth quarter of 2020. The decrease was due to lower all-in sustaining costs on a by-product basisNG and lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020.

Year-ended December 31, 2021 and 2020

As the Öksüt Mine achieved commercial production on May 31, 2020, financial and operating results for the year ended December 31, 2021 may not be comparable to the results for the year ended December 31, 2020.

Earnings from mine operations were $118.1 million in 2021 compared with $135.3 million in 2020. The decrease was primarily due to an increase in production costs and depreciation, depletion and amortization expense from a longer operating period and higher number of ore tonnes stacked on the heap leach pad. The increase in production costs was also due to a lower strip ratio, resulting in lower portion of mining costs being capitalized and higher community and social spending undertaken in the first full year of commercial production. The decrease was partially offset by the weakening of the Turkish lira relative to the US dollar between periods.

Cash provided by mine operations was $131.7 million in 2021 compared with $146.1 million in 2020. The decrease was primarily due to an increase in production costs and an increase in income taxes paid, partially offset by an increase in gold revenue from higher ounces of gold sold.

Free cash flowNG from mine operations was $111.6 million in 2021 compared with $105.2 million in 2020. The increase was primarily due to lower non-sustaining capital expenditures, as the mines construction was completed in 2020, partially offset by lower cash provided by mine operations and higher sustaining capital expendituresNG related to the heap leach expansion, capitalized drilling costs, and ADR plant upgrades.

Processing activities in 2021 were focused on the preparation, stacking and irrigation of the heap leach pad, with 4.0 million tonnes stacked at an average grade of 1.54 g/t containing 195,990 ounces of gold compared with 3.4 million tonnes stacked in 2020 at an average grade of 1.40 g/t containing 154,948 ounces of gold.

Gold production was 111,703 ounces in 2021 compared to 106,068 ounces in 2020, primarily due to higher number of ore tonnes stacked on the heap leach pad and higher average gold grade stacked, partially offset by the site management’s decision to apply lower volume of solution to the ore tonnes stacked on the heap leach in the fourth quarter of 2021.

Gold production costs were $457 per ounce in 2021 compared with $356 per ounce in 2020. The increase was primarily due to lower strip ratio, resulting in lower portion of mining costs being capitalized and higher community and social spending related to various one-off initiatives in the local community, some of which were undertaken in the first full year of commercial production. The increase was partially offset by an increase in ounces of gold sold.

All-in sustaining costs on a by-product basisNG were $668 per ounce in 2021 compared with $523 per ounce in 2020. The increase was primarily due to higher production costs and higher sustaining capital expendituresNG, partially offset by an increase in ounces of gold sold.

All-in costs on a by-product basisNG were $694 per ounce in 2021 compared with $848 per ounce in 2020. The decrease was primarily due to lower non-sustaining capital expenditures as the construction of the Öksüt Mine was completed in 2020, partially offset by higher all-in sustaining costs on a by-product basisNG.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines that are currently on care and maintenance: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia. The Thompson Creek Mine operates a molybdenum beneficiation circuit to treat molybdenum concentrates to supplement the concentrate feed sourced directly for the Langeloth Facility. This beneficiation process allows the Company to upgrade high copper content molybdenum concentrate, purchased from third parties, into upgraded products which are then sold in the metallurgical and chemical markets.

Molybdenum BU Financial and Operating Results

	Three months ended December 31			Year ended December 31
($millions, except as noted)	2021	2020	% Change	2021	2020	% Change
Financial Highlights:
Molybdenum revenue	48.6	33.7	44%	184.5	132.3	40%
Other revenue	2.9	1.7	74%	10.2	8.5	21%
Total revenue	51.6	35.4	46%	194.8	140.8	38%
Production costs	51.5	35.0	47%	179.7	154.9	16%
Depreciation, depletion and amortization	1.5	1.7	(12)%	6.4	6.8	(6)%
(Loss) earnings from mine operations	(1.2)	(1.3)	6%	8.7	(20.9)	(142)%
Care and maintenance costs - Molybdenum mines	4.3	3.1	37%	14.6	12.9	13%
Reclamation expense	24.1	9.3	(159)%	23.2	53.4	(57)%
Other operating expenses	0.8	0.6	31%	2.2	2.1	4%
Net loss from operations	(30.4)	(14.1)	(115)%	(31.4)	(89.3)	(65)%
Cash (used in) provided by operations	(15.8)	(3.8)	316%	(37.3)	11.4	(427)%
Free cash flow (deficit) from operations(1)	(17.2)	(6.2)	177%	(39.8)	5.6	811%
Additions to property, plant and equipment	1.4	3.0	(53)%	2.5	6.5	62%
Total capital expenditures(1)	1.4	2.3	(39)%	2.5	5.8	(57)%
Operating Highlights:
Mo purchased (lbs)	2,941	2,924	1%	10,650	13,577	(22)%
Mo roasted (lbs)	2,475	2,712	(9)%	10,286	13,760	(25)%
Mo sold (lbs)	2,361	3,610	(35)%	11,461	13,667	(16)%
Average market Mo price ($/lb)	18.89	9.01	110%	15.98	8.68	84%

(1) Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Fourth Quarter 2021 compared to Fourth Quarter 2020

Loss from mine operations of $1.2 million was recognized in the fourth quarter of 2021 compared to a loss of $1.3 million in the fourth quarter of 2020. The decrease in loss from mine operations was primarily due to increased sales margin from rising molybdenum prices and the effect of various cost control measures.

Cash used in operations of $15.8 million was recognized in the fourth quarter of 2021, compared to $3.8 million in the fourth quarter of 2020. The increase in cash used in operations is primarily due to an unfavourable working capital change from an increase in product inventory and as a result of the higher average molybdenum prices paid to obtain that inventory.

Free cash flow deficit from operationsNG of $17.2 million was recognized in the fourth quarter of 2021, compared to $6.2 million in the fourth quarter of 2020. The increased deficit was primarily due to lower cash provided by operations.

The Langeloth Facility roasted and sold 2.5 million pounds and 2.4 million pounds of molybdenum, respectively, in the fourth quarter of 2021, compared to 2.7 million pounds and 3.6 million pounds, respectively in the fourth quarter of 2020. This decrease in the molybdenum roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Reclamation expense was $24.1 million in the fourth quarter of 2021 compared to $9.3 million in the fourth quarter of 2020. The increase in expense was primarily due to a decline in the estimated discount rates applied to the underlying future reclamation costs and an increase in estimated future reclamation cash flows impacted by various factors, including higher inflation.

Moly Oxide Pricing $USD/lb (Jan 2020 - Dec 2021) - https://ml.globenewswire.com/media/2664189b-45ab-4567-a088-85d3f73e1f42/hires/?v=02242022092300

Year-ended December 31, 2021 compared to 2020

Earnings from mine operations of $8.7 million were recognized in 2021 compared to a loss from mine operations of $20.9 million in 2020. The increase was primarily due to the increased sales margin from rising molybdenum prices and a non- cash write-down related to product inventory recorded in 2020 of $13.6 million.

Cash used by operations was $37.3 million in 2021 compared to cash provided by operations of $11.4 million in 2020. The decline was primarily due to an unfavourable working capital change related to product inventory purchases at higher average molybdenum prices and a $22.8 million non-recurring tax refund received in 2020.

Free cash flow deficit from operationsNG of $39.8 million was recognized in 2021 compared to $5.6 million in 2020, primarily due to lower cash provided by operations, as described above.

The Langeloth Facility roasted and sold 10.3 million pounds and 11.5 million pounds of molybdenum, respectively, in 2021 compared to 13.8 million pounds and 13.7 million pounds, respectively, in 2020. The decrease in the molybdenum both roasted and sold was primarily due to a decline in molybdenum concentrate available for roasting, resulting from a decrease in concentrate supply and increased competition for concentrate.

Discontinued Operations

Kumtor Mine

As a result of the events described in the Recent Events and Developments section, the Kumtor Mine was reclassified as a discontinued operation in the second quarter of 2021. Consequently, the Company is only presenting 2021 financial and operating results pertaining to the period up to the date that the loss of control occurred. Therefore, the results may not be comparable between reporting periods.

Kumtor Mine Financial and Operating Results

	Three months ended December 31		Year ended December 31
($millions, except as noted)	2021	2020	2021	2020
Financial Highlights:
Revenue	—	179.6	264.1	988.9
Production costs	—	43.9	72.6	202.1
Depreciation, depletion and amortization	—	38.5	57.9	209.5
Standby costs	—	—	—	6.7
Earnings from mine operations	—	97.2	133.6	570.6
Loss on the change of control of the Kumtor Mine	—	—	(926.4)	—
Net earnings (loss) from discontinued operations	—	63.6	(828.7)	392.4
Cash provided by operating activities from discontinued operations	—	97.6	143.9	657.6
Cash used in investing activities from discontinued operations	—	69.5	96.1	228.7
Net cash flow from discontinued operations	—	28.1	47.8	428.9
Free cash flow from discontinued operations(1)	—	25.1	53.7	434.9
Operating Highlights:
Tonnes mined (000s)	—	42,733	74,261	103,735
Tonnes ore mined (000s)	—	115	1,298	705
Tonnes processed (000s)	—	1,563	2,343	6,323
Process plant head grade (g/t)	—	2.11	2.52	3.27
Recovery (%)(2)	—	74.2%	71.5%	81.4%
Gold produced (oz)	—	90,402	139,830	556,136
Gold sold (oz)	—	96,641	147,800	569,213
Unit Costs:
Gold production costs ($/oz)	—	311	491	355
All-in sustaining costs on a by-product basis ($/oz)(1)	—	778	929	746
All-in costs on a by-product basis ($/oz)(1)	—	1,062	1,414	1,047

(1) Non-GAAP measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2) Metallurgical recoveries are based on recovered gold, not produced gold.

Sale of Interest in Greenstone Partnership

On January 19, 2021, the Company completed the sale of its 50% interest in the Greenstone Partnership with final cash consideration received of $210.0 million, net of adjustments, and recognized an initial gain on sale of $72.3 million (excluding any contingent consideration). Pursuant to an agreement dated December 15, 2020, with Orion and Premier Gold Mines Limited, the Company was entitled to received further contingent consideration, payable upon making a construction decision and upon achieving certain production milestones.

In the fourth quarter of 2021, the Greenstone project was approved for construction and thus the initial contingency payment of $25.0 million became receivable and owing from Orion, payable no later than December 2023. As a result, the Company recognized an additional gain on the sale of its interest in Greenstone Partnership of $25.0 million in the fourth quarter of 2021.

The remaining contingent payments are payable no later than 30 days following the date on which a cumulative production milestone of (i) 250,000 ounces; (ii) 500,000 ounces; and, (iii) 750,000 ounces have been achieved. The amounts are payable in US dollars, equal to the product of 11,111 and the 20-day average gold market price on the business day immediately prior to the date of the payment.

Quarterly Results – Previous Eight Quarters

As a result of the loss of control of the Kumtor Mine, the Company deconsolidated the results of the Kumtor Mine and presented its financial results as a discontinued operation, separate from the Company’s consolidated financial results. Accordingly, the quarterly results presented below were updated retrospectively to reflect the impact of discontinued operations accounting.

$millions, except per share data	2021				2020
quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	251	221	202	226	212	251	130	128
Net earnings (loss) from continuing operations	275	28	33	111	31	82	(39)	(66)
Basic earnings (loss) per share - continuing operations	0.93	0.09	0.11	0.37	0.10	0.28	(0.13)	(0.22)
Diluted earnings (loss) per share - continuing operations	0.92	0.09	0.10	0.36	0.10	0.26	(0.13)	(0.24)
Net earnings (loss)	275	28	(852)	167	95	206	81	20
Basic earnings (loss) per share	0.93	0.09	(2.87)	0.57	0.32	0.70	0.27	0.07
Diluted earnings (loss) per share	0.92	0.09	(2.87)	0.55	0.32	0.68	0.27	0.06

Related Party Transactions

Kyrgyzaltyn

The breakdown of sales transactions in the normal course of business with Kyrgyzaltyn, prior to the loss of control event in respect of the Kumtor Mine, is as follows:

	2021	2020
Gross gold and silver sales to Kyrgyzaltyn	$265,407	$995,111
Deduct: refinery and financing charges	(1,248)	(6,164)
Net revenue received from Kyrgyzaltyn(1)	$264,159	$988,947

(1)  Presented in results from discontinued operations.

Sojitz Corporation

The Endako Mine is operated as a joint operation between the Company, holding a 75% interest, and Sojitz Corporation (“Sojitz”), a Japanese company, holding a 25% interest. The Langeloth Facility which is part of the Molybdenum BU segment sells refined molybdenum concentrate product to Sojitz.

The breakdown of the Company’s transactions in the normal course of business with Sojitz is as follows:

	2021	2020
Sales to Sojitz	$24,780	$12,469
Deduct: commission charges	(305)	(253)
Revenue(1)	$24,475	$12,216

(1)  Amount receivable from Sojitz as at December 31, 2021 was $2.6 million (December 31, 2020 - $0.3 million ).

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2021 and 2020, remuneration to key management personnel was as follows:

Compensation of key management personnel
	2021	2020
Director fees earned and other compensation	$754	$820
Salaries and benefits	7,830	6,354
Share-based compensation	1,894	12,275
Total compensation	$10,478	$19,449

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and (loss) earnings are outlined in Note 4 of the audited consolidated financial statements for the year ended December 31, 2021.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

The Company’s management, including the CEO and CFO, is responsible for the design of disclosure controls and procedures (“DC&P”) and internal controls over financial reporting (“ICFR”). Centerra adheres to the Committee of Sponsoring Organizations of the Treadway Commission’s (“COSO”) revised 2013 Internal Control Framework for the design of its ICFR. There was no material change to the Company’s internal controls over financial reporting that occurred during 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

The evaluation of DC&P and ICFR was carried out under the supervision of and with the participation of management, including Centerra’s CEO and CFO. Based on these evaluations, the CEO and the CFO concluded that the design and operation of these DC&P and ICFR were effective throughout 2021.

In response to the COVID-19 pandemic, the Company asked all of its corporate office staff and many site administrative staff at regional, mine site and exploration offices to work from home. Most of these offices were subsequently re- opened, under new hygiene and physical distancing protocols; however, employees whose work does not require physical presence in the office can continue to work remotely. This change requires certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. The Company continues to monitor whether remote work arrangements have adversely affected the Company’s ability to maintain internal controls over financial reporting and disclosure controls and procedures. Despite the changes required by the current environment, there have been no significant changes in the Company’s internal controls during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Non-GAAP and Other Financial Measures

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

As a result of the seizure of the Kumtor Mine by the Kyrgyz Republic on May 15, 2021 and the loss of control of the mine, the Company presented the results from the Kumtor Mine as a discontinued operation, separate from the Company’s continuing operations. Consequently, the following non-GAAP financial measures were added in this MD&A: adjusted net earnings from continuing operations; free cash flow from continuing operations and adjusted free cash flow from continuing operations, and the following non-GAAP ratio was added in this MD&A: adjusted net earnings from continuing operations per common share (basic and diluted). These measures are calculated in a similar fashion as the equivalent non-GAAP financial measures and ratios presented on a total basis, inclusive of both continuing operations and discontinued operations.

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

  All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non- GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of (loss) earnings, refining and transport costs, cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedging by-product sales revenue (added in the current year and applied retrospectively to the previous year). When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. All-in sustaining costs on a by-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the fourth quarter and year ended December 31, 2021, 375 pounds and 452 pounds, respectively, of copper were equivalent to one ounce of gold. All-in sustaining costs on a co-product basis for the Kumtor Mine excludes revenue-based taxes. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.
  All-in costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in costs on a by-product basis divided by ounces sold. All-in costs on a by-product basis is a non-GAAP financial measure which includes all- in sustaining costs on a by-product basis. exploration and study costs, non-sustaining capital expenditures, care and maintenance and predevelopment costs. All-in costs on a by-product basis per ounce for the Kumtor Mine include revenue-based taxes. A reconciliation of all-in costs on a by-product basis to the nearest IFRS measures is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.
  Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net (loss) earnings as recorded in the consolidated statements of (loss) income and comprehensive (loss) income for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of continuing income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
  Adjusted net earnings from continuing operations is a non-GAAP financial measure calculated by adjusting net (loss) earnings from continuing operations as recorded in the consolidated statements of (loss) earnings and comprehensive (loss) income for items not associated with continuing operations. This measure adjusts for the impact of items not associated with continuing operations. A reconciliation of adjusted net earnings from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of continuing operations of the Company in conjunction with other data prepared in accordance with IFRS.
  Free cash flow from continuing operations is a non-GAAP financial measure calculated as cash provided by operating activities from continuing operations less property, plant and equipment additions. A reconciliation of free cash flow from continuing operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
  Free cash flow from mine operations is a non-GAAP financial measure calculated as cash provided by mine operations less property, plant and equipment additions. A reconciliation of free cash flow from mine operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the degree of self- funding of each of its operating mines and facilities.
  Free cash flow from discontinued operations is a non-GAAP financial measure calculated as cash provided by operating activities from discontinued operations less property, plant and equipment additions associated with discontinued operations. A reconciliation of free cash flow from discontinued operations to the nearest IFRS measures is set out below.
  Adjusted free cash flow from operations is a non-GAAP financial measure calculated as free cash flow adjusted for items not associated with ongoing operations. A reconciliation of adjusted free cash flow from operations to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash from ongoing operations available to reinvest in the Company and allocate for shareholder returns.
  Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
  Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Streaming Arrangement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
  Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

(Unaudited - $millions, unless otherwise specified)	Three months ended December 31
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor
	2021	2020	2021	2020	2021	2020	2021	2020
Production costs attributable to gold	49.7	39.4	39.3	25.6	10.4	13.8	—	43.9
Production costs attributable to copper	30.7	24.9	30.7	24.9	—	—	—	—
Total production costs excluding molybdenum segment, as reported	80.4	64.3	70.0	50.5	10.4	13.8	—	43.9
Adjust for:
Third party smelting, refining and transport costs	2.3	2.3	2.2	2.3	0.1	—	—	1.1
By-product and co-product credits	(63.8)	(55.5)	(63.8)	(55.5)	—	—	—	(1.4)
Community costs related to current operations	—	—	—	—	—	—	—	2.2
Adjusted production costs	18.9	11.1	8.4	(2.7)	10.5	13.8	—	45.8
Corporate general administrative and other costs	7.3	17.5	(0.1)	0.3	—	—	—	—
Reclamation and remediation - accretion (operating sites)	1.5	0.7	0.5	0.7	1.0	—	—	0.7
Sustaining capital expenditures	24.3	25.7	20.2	16.6	4.1	9.1	—	63.4
Sustaining leases	1.4	4.7	1.3	1.7	0.1	3.0	—	—
All-in sustaining costs on a by-product basis	53.4	59.7	30.3	16.6	15.7	25.9	—	109.9
Revenue-based taxes	—	—	—	—	—	—	—	25.2
Exploration and study costs	6.4	7.5	1.1	3.0	—	1.0	—	5.5
Non-sustaining capital expenditures(1)	2.4	10.8	2.2	—	0.2	6.2	—	9.4
Care and maintenance costs and pre-development costs	4.0	5.8	—	—	—	—	—	—
All-in costs on a by-product basis	66.2	83.8	33.6	19.6	15.9	33.1	—	150.0
Ounces sold (000s)	90.3	73.3	58.6	33.9	31.7	39.4	—	141.3
Pounds sold (millions)	17.2	19.0	17.2	19.0	—	—	—	—
Gold production costs ($/oz)	550	537	670	755	328	350	—	311
All-in sustaining costs on a by-product basis ($/oz)	591	813	518	488	495	658	—	778
All-in costs on a by-product basis ($/oz)	732	1,144	573	577	501	841	—	1,062
Gold - All-in sustaining costs on a co-product basis ($/oz)	829	1,070	883	1,043	495	658	—	778
Copper production costs ($/pound)	1.79	1.31	1.79	1.31	n/a	n/a	—	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.34	1.80	2.34	1.80	n/a	n/a	—	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current quarter, non-sustaining capital expenditures include costs related primarily to the installation of the staged flotation reactors at the Mount Milligan Mine.
(2) Presented on a continuing operations basis, excluding the results from the Kumtor Mine.

	Year ended December 31
	Consolidated(2)		Mount Milligan		Öksüt		Kumtor(3)
(Unaudited - $millions, unless otherwise specified)	2021	2020	2021	2020	2021	2020	2021	2020
Production costs attributable to gold	189.9	155.6	138.8	120.4	51.1	35.2	72.6	202.2
Production costs attributable to copper	118	99.4	118	99.4	—	—	—	—

Total production costs excluding molybdenum segment, as reported	307.9	255	256.8	219.8	51.1	35.2	72.6	202.2
Adjust for:
Third party smelting, refining and transport costs	11.1	8.7	10.1	8.7	1.0	—	1.2	6.2
By-product and co-product credits	(238.0)	(188.9)	(238.0)	(188.9)	—	—	—	(7)
Community costs related to current operations	—	—	—	—	—	—	2.6	19.3
Adjusted production costs	81	74.8	28.9	39.6	52.1	35.2	76.4	220.4
Corporate general administrative and other costs	27.7	46.1	1	1.2	—	—	—	—
Reclamation and remediation - accretion (operating sites)	4.9	1.6	1.8	1.6	3.1	—	0.3	3.6
Sustaining capital expenditures	85.5	51.2	66.7	37.8	18.8	13.4	60.6	200.5
Sustaining leases	5.4	7.9	4.8	4.8	0.6	3.1	—	—
All-in sustaining costs on a by-product basis	204.5	181.6	103.2	85	74.6	51.7	137.3	424.5
Revenue-based taxes	—	—	—	—	—	—	37	138.5
Exploration and study costs	23.6	23.3	5.6	7.5	2.1	1.7	8.8	15.9
Non-sustaining capital expenditures(1)	5.3	53	4.1	—	0.8	30.4	25.9	16.8
Care and maintenance costs and pre-development costs	14.1	24.3	—	—	—	—	—	—
All-in costs on a by-product basis	247.4	282.2	112.9	92.5	77.5	83.8	209	595.7
Ounces sold (000s)	314.8	253	203.1	154.1	111.7	98.9	147.8	569.2
Pounds sold (millions)	78	80.5	78	80.5	—	—	—	—
Gold production costs ($/oz)	604	615	683	781	457	356	491	355
All-in sustaining costs on a by-product basis ($/oz)	649	718	508	552	668	523	929	746
All-in costs on a by-product basis ($/oz)	785	1116	556	600	694	848	1414	1047
Gold - All-in sustaining costs on a co-product basis ($/oz)	891	954	883	939	668	523	929	746
Copper production costs ($/pound)	1.51	1.24	1.51	1.24	n/a	n/a	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	1.94	1.48	1.94	1.48	n/a	n/a	n/a	n/a

(1) Non-sustaining capital expenditures are distinct projects designed to have a significant increase in the net present value of the mine. In the current year, non-sustaining capital expenditures include costs related primarily to the installation of the staged flotation reactors at the Mount Milligan Mine and the expansion of the Kumtor Mine while in prior year they related primarily to construction costs at the Öksüt Mine and the water treatment plant at the Kemess Project.
(2) Presented on a continuing operations basis, excluding the results from the Kumtor Mine.
(3) Results for the periods ended December 31, 2021 from the Kumtor Mine are prior to the seizure of the mine on May 15, 2021.

Adjusted net earnings is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Year ended December 31,
($millions, except as noted)	2021	2020	2021	2020
Net earnings (loss)	274.9	95.2	(381.8)	408.5
Adjust for items not associated with ongoing operations:
Loss of control of the Kumtor Mine	—	—	926.4	—
Kumtor Mine legal costs, onerous contract and other related costs	11.3	—	27.5	—
Gain from the discontinuance of Kumtor Mine hedge instruments	—	—	(15.3)	—
Impairment reversal, net of tax	(117.3)	—	(117.3)	—
Gain on the sale of Greenstone property	(25.0)	—	(97.3)	—
Reclamation provision revaluation expense at sites on care and maintenance	24.2	9.3	24.1	53.4
Income and mining tax adjustments(1)	(132.7)	—	(132.7)	—
Adjusted net earnings	35.4	104.5	233.6	461.9
Net earnings (loss) per share - basic	0.93	0.32	(1.29)	1.39
Net earnings (loss) per share - diluted	0.92	0.32	(1.29)	1.37
Adjusted net earnings per share - basic	0.12	0.35	0.79	1.57
Adjusted net earnings per share - diluted	0.12	0.35	0.77	1.55

(1) Income and mining taxes adjustments reflect foreign currency translation recorded to the income and mining taxes (recovery) expense and the tax impact on impairment reversal.

Adjusted net earnings from continuing operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Year ended December 31,
($millions, except as noted)	2021	2020	2021	2020
Net earnings from continuing operations	274.9	31.6	446.9	16.1
Adjust for items not associated with ongoing operations:
Kumtor Mine litigation and other related costs	11.3	—	25.5	—
Impairment reversal, net of tax	(117.3)	—	(117.3)	—
Gain on the sale of Greenstone property	(25.0)	—	(97.3)	—
Reclamation provision revaluation expense at sites on care and maintenance	24.2	9.3	24.1	53.4
Income and mining tax adjustments(1)	(132.7)	—	(132.7)	—
Adjusted net earnings from continuing operations	35.4	40.9	149.3	69.5
Net earnings from continuing operations per share - basic	0.93	0.11	1.51	0.05
Net earnings from continuing operations per share - diluted	0.92	0.11	1.50	0.05
Adjusted net earnings from continuing operations per share - basic	0.12	0.14	0.50	0.24
Adjusted net earnings from continuing operations per share - diluted	0.12	0.14	0.50	0.23

(1) Income and mining taxes adjustments reflect foreign currency translation recorded to the income and mining taxes (recovery) expense and the tax impact on impairment reversal.

Free cash flow from continuing operations and adjusted free cash flow from continuing operations are non-GAAP financial measures and can be reconciled as follows:

	Three months ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Cash provided by (used in) operating activities from continuing operations(1)	61.8	84.3	63.5	44.0	39.5	61.8	(15.8)	(3.8)	(25.4)	(17.7)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(23.1)	(35.6)	(17.3)	(13.3)	(4.2)	(15.3)	(1.4)	(2.3)	(0.2)	(4.7)
Free cash flow (defecit) from continuing operations	38.7	48.7	46.2	30.7	35.3	46.5	(17.2)	(6.1)	(25.6)	(22.4)
Adjust for:
Kumtor Mine legal and other related costs	5.3	—	—	—	—	—	—	—	5.3	—
Adjusted free cash flow from continuing operations	44.0	48.7	46.2	30.7	35.3	46.5	(17.2)	(6.1)	(20.3)	(22.4)

(1) As presented in the Company’s consolidated statements of cash flows.

	Year ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Cash provided by (used in) operating activities from continuing operations(1)	270.9	272.4	268.9	185.3	131.7	146.1	(37.3)	11.4	(92.4)	(70.4)
Adjust for:
Additions to property, plant & equipment at continuing operations(1)	(92.5)	(103.5)	(67.4)	(35.1)	(20.1)	(40.9)	(2.5)	(5.8)	(2.5)	(21.7)
Free cash flow (defecit) from continuing operations	178.4	168.9	201.5	150.2	111.6	105.2	(39.8)	5.6	(94.9)	(92.1)
Adjust for:
Kumtor Mine legal and other related costs	14.2	—	—	—	—	—	—	—	14.2	—
Adjusted free cash flow from continuing operations	192.6	168.9	201.5	150.2	111.6	105.2	(39.8)	5.6	(80.7)	(92.1)

(1) As presented in the Company’s consolidated statements of cash flows.

Free cash flow from discontinued operations is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31		Year ended December 31
	2021	2020	2021	2020
Cash provided by operating activities from discontinued operations(1)	—	97.6	143.9	657.6
Adjust for:
Additions to property, plant & equipment from discontinued operations(1)	—	(72.5)	(90.2)	(222.7)
Free cash flow from discontinued operations	—	25.1	53.7	434.9

(1) As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Additions to PP&E(1)	46.9	65.8	28.9	16.0	9.3	38.4	1.4	3.0	7.3	8.3
Adjust for:
Costs capitalized to the ARO assets	(17.8)	(27.0)	(5.3)	(2.8)	(5.2)	(21.9)	—	—	(7.3)	(2.3)
Costs capitalized to the ROU assets	(1.3)	—	(1.5)	0.0	0.2	0.0	—	—	0.0	0.0
Other(2)(3)	0.3	1.6	0.3	3.4	0.0	(1.2)	—	(0.7)	0.1	0.1
Capital expenditures	28.1	40.4	22.4	16.6	4.3	15.3	1.4	2.3	0.1	6.2
Sustaining capital expenditures	25.7	28.0	20.2	16.6	4.1	9.1	1.4	2.3	0.1	—
Non-sustaining capital expenditures	2.4	12.4	2.2	—	0.2	6.2	—	—	—	6.2

(1) As presented in the note 29 of the Company’s consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.
(3) 2020 figures at the Öksüt Mine include deferred financing costs related to the construction phase.

	Year ended December 31
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Additions to PP&E(1)	118.9	140.7	83.7	38.1	24.9	69.3	2.5	6.5	7.8	26.8
Adjust for:
Costs capitalized to the ARO assets	(17.8)	(29.9)	(5.3)	(3.4)	(5.2)	(23.1)	—	—	(7.3)	(3.3)
Costs capitalized to the ROU assets	(6.9)	(1.1)	(6.8)	(0.5)	(0.1)	(0.1)	—	—	0.0	(0.5)
Other(2)(3)	(0.9)	1.0	(0.8)	3.6	0.0	(2.3)	—	(0.7)	(0.1)	0.4
Capital expenditures	93.3	110.7	70.8	37.8	19.6	43.8	2.5	5.8	0.4	23.3
Sustaining capital expenditures	88.0	57.0	66.7	37.8	18.8	13.4	2.5	5.8	0.4	—
Non-sustaining capital expenditures	5.3	53.7	4.1	—	0.8	30.4	—	—	—	23.3

(1) As presented in the note 29 of the Company’s consolidated financial statements.
(2) Includes reclassification of insurance and capital spares from supplies inventory to PP&E.
(3) 2020 figures at the Öksüt Mine include deferred financing costs related to the construction phase.

Mineral Reserves and Mineral Resources

The Company released the results of the updated mineral reserve and mineral resource estimates for the Mount Milligan Mine, the Öksüt Mine, and the Kemess Property as of December 31, 2021. The 2021 mineral reserves and resources estimate excludes the Greenstone project which was divested on January 19, 2021 as well the Kumtor Mine. The Kyrgyz Republic seized the Kumtor Mine on May 15, 2021 and the Company concluded that it had lost control of the Kumtor Mine. Therefore, the mineral reserves and mineral resources as at December 31, 2021 do not include the Kumtor Mine.

Mount Milligan’s mineral reserves and mineral resources are presented on a 100% basis. Sales of gold and copper from the Mount Milligan Mine are subject to the Mount Milligan Streaming Arrangement whereby Royal Gold is entitled to 35% and 18.75% of gold and copper sales respectively. Under this streaming arrangement, Royal Gold pays Centerra $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered.

Total gold mineral reserves and resources
Gold (000s attributable ounces contained)(1)(4)	2021	2020
Total proven and probable mineral reserves	4,849	11,166
Total measured and indicated mineral resources(2)	7,084	7,948
Total inferred mineral resources(2)(3)	1,032	5,379

(1) Centerra’s equity interests as at December 31, 2021, are as follows: Mount Milligan Mine 100%, Öksüt Mine 100% and Kemess Project 100%. The mineral reserves and mineral resources above reflect Centerra's equity interests in the applicable properties.
(2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(4) Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 35% of gold sales from the Mount Milligan Mine. Under the stream arrangement, Royal Gold will pay $435 per ounce of gold delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Total copper mineral reserves and resources
Copper (millions of pounds contained)(1)(4)	2021	2020
Total proven and probable mineral reserves	1,366	1,467
Total measured and indicated mineral resources(2)	5,783	5,329
Total inferred mineral resources(2)(3)	539	520

(1) Centerra’s equity interests as at December 31, 2021, are as follows: Mount Milligan Mine 100%, Kemess Project 100% and Berg property 100%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.
(2) Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3) Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.
(4) Production at the Mount Milligan Mine is subject to a streaming agreement which entitles Royal Gold to 18.75% of copper sales from the Mount Milligan mine. Under the stream arrangement, Royal Gold will pay 15% of the spot price per metric tonne of copper delivered. Mineral resources for the Mount Milligan property are presented on a 100% basis.

Total molybdenum mineral reserves and resources
Molybdenum (millions of pounds contained)(1)(3)(4)	2021	2020
Total proven and probable mineral reserves	—	—
Total measured and indicated mineral resources(2)	636	636
Total inferred mineral resources(3)	50	50

(1)  Centerra’s equity interests are Berg property 100%, Thompson Creek Mine 100%, and Endako Mine 75%. In December 2020, the Berg property was optioned to a third party which has the right to acquire a 70% interest in the property over a period of up to five years.
(2)  Mineral resources are in addition to mineral reserves. Mineral resources do not have demonstrated economic viability.
(3)  Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher category.

Material assumptions used to determine mineral reserves and mineral resources are as follows:
	2021	2020
Gold price Gold mineral reserves ($/oz)	1,250-1,350	1,250-1,350
Gold mineral resources ($/oz)	1,450-1,550	1,500-1,550

Copper price Copper mineral reserves ($/lb)	3.00	3.00
Copper mineral resources ($/lb)	3.50	3.50

Molybdenum price Molybdenum mineral resources ($/lb)	14.00	14.00

Foreign exchange rates 1 USD : Canadian dollar	1.25-1.30	1.25
1 USD : Turkish lira	7.50	5.50

Qualified Person & QA/QC – Production, Mineral Reserves and Mineral Resources
The production information and other scientific and technical information presented in this document, including the production estimates, were prepared in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101 and were prepared, reviewed, verified, and compiled by Centerra’s geological and mining staff under the supervision of Slobodan (Bob) Jankovic, Professional Geoscientist, member of the Association of Professional Geoscientists of Ontario (“APGO”) and Centerra’s Senior Director, Technical Services, who is a qualified person for the purpose of NI 43-101. Unless otherwise noted below, sample preparation, analytical techniques, laboratories used and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

The Kumtor deposit is described in a NI 43-101-compliant technical report dated February 24, 2021 (with an effective date of July 1, 2020) and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used are described in the technical report. While Centerra owns 100% of the Kumtor Mine, the mine is no longer under the Company’s control as a result of Kyrgyz Government actions that took place in May 2021 and which are disclosed above under “Recent Events and Developments – Kumtor Mine”.

The Mount Milligan deposit is described in a NI 43-101-compliant technical report dated March 26, 2020 and filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt deposit is described in a NI 43-101-compliant technical report dated September 3, 2015 and filed on SEDAR at www.sedar.com. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Supplementary Information: Fourth Quarter 2021 Exploration Update

Mount Milligan Mine

The 2021 diamond drilling program at the Mount Milligan Mine totalled 39,505 metres in 68 drill holes (13,914 metres in 27 exploration drill holes) and 25,591 metres in 41 resource expansion drill holes). Primary brownfield exploration targets included zones below the current ultimate open-pit boundary, i.e., MBX Deep and WBX Deep, and on the eastern margin of the open-pit, i.e., Great Eastern Fault (“GEF”) zone, where positive drilling results were returned in 2019 and 2020.

Mount Milligan Brownfield Drilling and Exploration

Exploration and resource expansion drilling continued in the fourth quarter of 2021 with the completion of 22 diamond drill holes totalling 15,445 metres. Fifteen drill holes, totalling 10,024 metres, were completed in the MBX and WBX Deep zones resource expansion/exploration targets below the current ultimate open-pit boundary in the central portion of the deposit. Three drill holes, totalling 2,568 metres, were completed in the DWBX zone planned for resource expansion on the western pit wall. Four drill holes, totalling 2,853 metres, were completed in the GEF zone, testing for both shallow mineralization associated with the GEF, and deeper porphyry mineralization associated with the underlying Great Eastern stock.

Complete or partial assay results were returned for 22 drill holes, including results from 8 holes drilled in the third quarter of 2021 and 14 holes drilled in the fourth quarter of 2021. These include potential significant mineralization from below the ultimate open-pit boundary in the MBX and WBX Deep zones, and along the western margin of the open-pit in the DWBX zone.

Selected significant intersections are reported below:

MBX and WBX Deep Zones (central portion of the open-pit)

21-1349	71.1 metres @ 0.67 g/t Gold (“Au”), 0.24% Copper (“Cu”) from 3.7 metres including
12.0 metres @ 1.22 g/t Au, 0.36% Cu from 36.0 metres
93.0 metres @ 0.35 g/t Au, 0.31% Cu from 168.0 metres
60.0 metres @ 1.15 g/t Au, 0.03% Cu from 267.0 metres
including 16.4 metres @ 2.06 g/t Au, 0.03% Cu from 306.0 metres
21-1339	40.9 metres @ 0.13 g/t Au, 0.11% Cu from 24.0 metres 72.0 metres @ 0.28 g/t Au, 0.14% Cu from 159.0 metres
21-1342	73.3 metres @ 0.23 g/t Au, 0.18% Cu from 9.1 metres 101.5 metres @ 0.17 g/t Au, 0.16% Cu from 88.1 metres
21-1344 (partial results)	76.0 metres @ 0.26 g/t Au, 0.15% Cu from 3.0 metres 22.0 metres @ 0.15 g/t Au, 0.18% Cu from 87.0 metres
21-1345	53.3 metres @ 0.23 g/t Au, 0.17% Cu from 3.7 metres 50.3 metres @ 0.70 g/t Au, 0.24% Cu from 262.7 metres including 13.0 metres @ 1.03 g/t Au, 0.17% Cu from 299.0 metres
21-1348	17.0 metres @ 1.05 g/t Au, 0.11% Cu from 6.0 metres including 11.00 metres @ 1.47 g/t Au, 0.12 Cu from 8.0 metres 58.6 metres @ 0.30 g/t Au, 0.27% Cu from 186.0 metres
21-1351	62.1 metres @ 0.16 g/t Au, 0.08% Cu from 7.9 metres 148.0 metres @ 0.47 g/t Au, 0.17% Cu from 211.0 metres including 14.0 metres @ 1.46 g/t Au, 0.17% Cu from 304.0 metres
21-1352	63.0 metres @ 0.24 g/t Au, 0.24% Cu from 37.0 metres
21-1353	45.3 metres @ 0.38 g/t Au, 0.17% Cu from 3.7 metres
21-1354 (partial results)	112.2 metres @ 0.71 g/t Au, 0.34% Cu from 424.3 metres
21-1355 (partial results)	29.0 metres @ 0.27 g/t Au, 0.30% Cu from 3.0 metres 31.0 metres @ 0.14 g/t Au, 0.24% Cu from 42.0 metres 45.5 metres @ 0.31 g/t Au, 0.05% Cu from 141.5 metres
21-1356 (partial results)	152.5 metres @ 0.35 g/t Au, 0.06% Cu from 6.4 metres

DWBX Zone (western margin of the open-pit)

21-1335	113.0 metres @ 0.22 g/t Au, 0.17% Cu from 260.0 metres 59.9 metres @ 0.23 g/t Au, 0.14% Cu from 375.1 metres 119.0 metres @ 0.46 g/t Au, 0.37% Cu from 490.0 metres
21-1336	196.5 metres @ 0.33 g/t Au, 0.35% Cu from 84.5 metres 88.0 metres @ 0.38 g/t Au, 0.61% Cu from 290.0 metres
21-1337	53.1 metres @ 0.17 g/t Au, 0.24% Cu from 319.0 metres 42.0 metres @ 0.16 g/t Au, 0.28% Cu from 396.0 metres
21-1338	15.3 metres @ 1.10 g/t Au, 0.34% Cu from 318.7 metres 50.2 metres @ 0.30 g/t Au, 0.35% Cu from 339.5 metres
21-1340	26.0 metres @ 0.68 g/t Au, 0.10% Cu from 145.0 metres 183.0 metres @ 0.27 g/t Au, 0.37% Cu from 198.0 metres
21-1346 (partial results)	90.0 metres @ 0.22 g/t Au, 0.31% Cu from 80.0 metres 42.0 metres @ 1.22 g/t Au, 0.26% Cu from 230.0 metres including 22.6 metres @ 1.96 g/t Au, 0.11% Cu from 239.4 metres
21-1350 (partial results)	181.7 metres @ 0.92 g/t Au, 0.27% Cu from 333.0 metres 53.0 metres @ 0.32 g/t Au, 0.44% Cu from 541.0 metres

Assay results returned from the MBX Deep zone during the fourth quarter of 2021 show wide intercepts of potentially significant mineralization below the ultimate open-pit boundary. Porphyry-style mineralization is associated with potassic altered latite-andesite units in the footwall of the MBX monzonite porphyry stock. All lithologies are variably crosscut by early, transitional, and late-stage veins. To date, the tested dimensions of the MBX Deep zone are approximately 200 metres (north-northeast to south-southwest) by 140 metres (east to west) with an average width of 110 metres, for significant intervals, and potential to expand to the south and to the east. A second series of fault-bound monzonite porphyry intrusions with potassic alteration ± mineralized early veins have been drilled at depth underlying the ultimate pit boundary and the MBX stock by approximately 400 metres to 600 metres.

Assay results returned from the DWBX zone during the fourth quarter show wide intercepts of porphyry-style mineralization along the western margins of the ultimate pit boundary, with narrow intercepts of vein associated high gold-low copper mineralization. Porphyry-style mineralization is associated with potassic alteration and early quartz veins within the DWBX composite stock and the stock margins. A moderately west-dipping hydrothermal breccia body has been identified at shallow depth in host volcanic rocks in the northern part of the DWBX zone. This feature is believed to be associated with emplacement of porphyry stocks and remains to be tested down-dip to the west and into the Goldmark stock footwall volcanic rocks. Results returned from the DWBX zone in 2021 show potential for resource expansion to the west of the current ultimate pit boundary.

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au or 0.1% Cu and a maximum internal dilution interval of 4.0 metres. Significant assay intervals reported represent apparent widths due to the undefined geometry of mineralization in this zone, relationship between fault blocks, and conceptual nature of the exploration target. Drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Mount Milligan Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Öksüt Mine

During the fourth quarter of 2021, 55 drill holes totalling 12,812 metres were completed before the end of the 2021 diamond drilling campaign in November. In the fourth quarter of 2021, the drilling program mainly focused on developing the Keltepe North (“Keltepe N”) and Keltepe Northwest (“Keltepe NW”) oxide gold satellite resources and targeting geochemical gold and geophysical anomalism at the Büyüktepe, Yelibelen and Boztepe prospects. In addition to these areas, the drilling in the fourth quarter confirmed the discovery of a new mineralized zone, Keltepe North- Northwest (“Keltepe NNW”), which has the potential to be another satellite deposit.

A total of 31,525 metres in 159 drill holes were completed in the 2021 drilling program. The 2021 drilling program contributed to increased resource expansion and development around the known deposits (Keltepe, Güneytepe, Keltepe N and Keltepe NW). The oxide gold mineralization that has been delineated at Keltepe N, Keltepe NW and now at Keltepe NNW requires additional infill drilling, which will commence in the first quarter of 2022.

All the outstanding core samples were dispatched to the assay laboratory by the end of the year. As the priority was given to the analysis of samples from Keltepe N, Keltepe NW, and Keltepe NNW, most of the assay results from Büyüktepe, Yelibelen and Boztepe prospects are still pending. Significant mineralized intercepts were received from Keltepe N, Keltepe NW and Keltepe NNW. Selected significant intersections are reported below:

Keltepe North (resource expansion oxide gold)

ODD0574	55.0 metres @ 0.93 g/t Au from 126.4 metres including 6.0 metres @ 3.32 g/t Au from 147.2 metres
ODD0591	16.7 metres @ 1.20 g/t Au from 15.7 metres including 13.0 metres @ 1.4 g/t Au from 15.7 metres
ODD0614	42.3 metres @ 1.21 g/t Au from 26.7 metres including 13.5 metres @ 2.37 g/t Au from 27.5 metres
ODD0616	37.3 metres @ 0.53 g/t Au from 11.4 metres including 5.0 metres @ 1.14 g/t Au from 22.0 metres

Keltepe North-West (resource expansion oxide gold)

ODD0596	33.0 metres @ 0.48 g/t Au from 65.7 metres
ODD0620	36.0 metres @ 0.87 g/t Au from 10.7 metres including 23.8 metres @ 1.18 g/t Au from 21.8 metres
ODD0622	19.3 metres @ 0.3 g/t Au from 22.9 metres

Keltepe North-Northwest (oxide gold)

ODD0593	68.9 metres @ 0.41 g/t Au from 18.6 metres
ODD0612	91.7 metres @ 0.33 g/t Au from 62.5 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.2 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 60% to 90% of the stated downhole interval. Drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Öksüt Mine have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

Other Projects Turkey

Sivritepe Project

The 2021 diamond drilling program was completed with a further 20 drill holes being drilled in the fourth quarter for a total of 4,662 metres. A total of 15,459 metres in 62 drill holes were completed in 2021. Drilling mainly targeted gold-in- soil geochemical anomalism and succeeded in identifying multiple mineralized zones. Drilling at the two major prospects, Sivritepe West and Sivritepe East, was specifically designed to be able to define potential gold resources. The drilling data received to date indicates that the identified mineralized zones are still open along strike and at depth and need to be targeted by infill and step-out drilling in the 2022 drilling season.

In the fourth quarter of 2021, drilling was focused on the Sivritepe West Prospect, where the extent of the east-west trending gold mineralized zone was outlined at surface by a nearly one km long gold-in-soil geochemical anomaly. It is interpreted that gold mineralization is related to the contact between magmatic-hydrothermal breccias and trachy- andesitic intrusive rocks. All the drill holes returned anomalous oxide and/or sulfide gold mineralized intervals.

Selected significant intersections are reported below:

Sivritepe West (oxide gold)

STW0026	12.5 metres @ 0.56 g/t Au from 8.0 metres including 3.5 metres @ 1.47 g/t Au from 13.6 metres
STW0027	35.0 metres @ 0.40 g/t Au from the surface
STW0028	22.0 metres @ 0.47 g/t Au from 47.0 metres including 4 metres @ 1.67 g/t Au from 64 metres
STW0040	48.0 metres @ 0.30 g/t Au from 37.0 metres including 6.9 metres @ 1.4 g/t Au from 46.0 metres

Sivritepe West (sulfide gold)

STW0022	51.1 metres @ 0.41 g/t Au from 137.0 metres including 6.0 metres @ 1.53 g/t Au from 148.0 metres
STW0024	26.6 metres @ 0.60 g/t Au from 247.0 metres including 5.6 metres @ 1.39 g/t Au from 248.0 metres
STW0039	16.7 metres @ 2.34 g/t Au from 199.3 metres including 10.0 metres @ 3.8 g/t Au from 205.0 metres

The above mineralized intercepts were calculated using a cut-off grade of 0.1 g/t Au and a maximum internal dilution interval of 5.0 metres. The true widths of the mineralized intervals reported represent approximately 30%-85% of the stated downhole interval and averages around 60%. Drill collar locations and associated graphics are available at the following link: https://ml.globenewswire.com/media/63702a77-3ee8-4dac-b4c3-ccff21f3d4a7/document/?v=02242022094200

A full listing of the drill results, drill hole locations and plan map (including the azimuth, dip of drill holes, and depth of the sample intervals) for the Sivritepe Project have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at www.centerragold.com.

BC Generative/New Projects

2XFred Project

The Two Times Fred (“2XFred”) project, located in the Nechako Plateau of Central British Columbia, is an earn-in project under option from Kootenay Resources Inc.

The 2021 Phase-2 diamond drilling program began late in the third quarter and was completed in the fourth quarter of 2021. The entire Phase-2 program comprised 4,704 metres of drilling in 15 drill holes. In the fourth quarter of 2021, there were 3,842 metres drilled in 12 drill holes. Drilling tested geophysical anomalies and areas with coincident near- surface kaolinite clay alteration for low-sulfidation epithermal gold-silver vein mineralization over a strike distance of 2.4 kilometres. Five target zones were tested, including Borrow Pit, Saki, Shinju, Western and Gold Hill zones. As of the end of the quarter, all final assay results are pending.

Additional exploration activities in the fourth quarter included the completion of a controlled-source audiofrequency magnetotellurics survey (CSAMT; 26.6 line-kilometres), a tensor AMT survey (four line-kilometres), an induced polarization survey (1.8 line-kilometres), and a ground magnetic survey (33 line-kilometres).

Qualified Person & QA/QC – Exploration

Exploration information and related scientific and technical information in this document regarding the Mount Milligan Mine were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by Cheyenne Sica, Member of the Association of Professional Geoscientists Ontario, Exploration Manager at Centerra’s Mount Milligan Mine, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Mount Milligan Mine’s deposit is described in the 2020 AIF and a technical report dated March 26, 2020 (with an effective date of December 31, 2019) prepared in accordance with NI 43-101, both of which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

Exploration information, and related scientific and technical information, in this document, with respect to the Öksüt Mine and the Sivritepe Project, were prepared, reviewed, verified and compiled in accordance with NI 43-101 by Mustafa Cihan, Member of the Australian Institute of Geoscientists and Exploration Manager at the Company’s Turkish subsidiary Centerra Madencilik A.Ş., who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used. The Öksüt deposit is described in the Company’s 2020 AIF, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and in a technical report dated September 3, 2015 (with an effective date of June 30, 2015) prepared in accordance with NI 43-101, which is available on SEDAR at www.sedar.com.

Exploration information, and other related scientific and technical information in this document, with respect to 2XFred and other BC generative projects, were prepared in accordance with the standards of NI 43-101 and were prepared, reviewed, verified, and compiled by C. Paul Jago, Member of Engineers and Geoscientists British Columbia and Exploration Manager - Generative North America, who is the qualified person for the purpose of NI 43-101. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

Centerra Gold Inc.
Consolidated Statements of Financial Position

	December 31,	December 31,
	2021	2020
(Expressed in thousands of United States dollars)
Assets
Current assets
Cash and cash equivalents	$947,230	$545,180
Amounts receivable	76,841	66,108
Inventories	221,220	580,587
Assets held-for-sale	—	140,005
Other current assets	25,802	40,961
	1,271,093	1,372,841
Property, plant and equipment	1,272,091	1,686,067
Deferred income tax assets	101,300	—
Other non-current assets	32,084	77,101
	1,405,475	1,763,168
Total assets	$2,676,568	$3,136,009
Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$186,820	$232,704
Income tax payable	25,253	2,474
Liabilities held-for-sale	—	2,255
Other current liabilities	15,281	20,395
	227,354	257,828
Deferred income tax liabilities	54,861	39,473
Provision for reclamation	331,312	351,149
Other non-current liabilities	19,425	21,541
	405,598	412,163
Shareholders' equity
Share capital	984,095	975,122
Contributed surplus	30,809	30,601
Accumulated other comprehensive income	6,829	11,600
Retained earnings	1,021,883	1,448,695
	2,043,616	2,466,018
Total liabilities and shareholders' equity	$2,676,568	$3,136,009

Centerra Gold Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

	Three months ended December 31,		Year ended December 31,
(Expressed in thousands of United States dollars)	2021	2020	2021	2020
Revenue	$251,082	$212,058	$900,141	$721,262
Cost of sales
Production costs	131,985	99,203	487,676	409,967
Depreciation, depletion and amortization	31,044	25,039	120,505	95,810
Earnings from mine operations	88,053	87,756	291,960	215,485
Exploration and development costs	7,263	9,176	26,082	31,537
Corporate administration	7,458	17,350	27,134	45,674
Care and maintenance expense	8,251	7,385	28,723	29,117
Impairment reversal	(160,000)	—	(160,000)	—
Reclamation expense	24,260	9,343	23,347	53,381
Other operating expenses	2,367	2,996	12,759	11,862
Earnings from operations	198,454	41,506	333,915	43,914
Gain on sale of Greenstone Partnership	(25,000)	—	(97,274)	—
Other non-operating expenses	9,426	1,822	23,493	6,247
Finance costs	761	5,200	4,762	13,818
Earnings before income tax	213,267	34,484	402,934	23,849
Income tax (recovery) expense	(61,613)	2,905	(44,015)	7,709
Net earnings from continuing operations	274,880	31,579	446,949	16,140
Net earnings (loss) from discontinued operations	—	63,632	(828,717)	392,398
Net earnings (loss)	$274,880	$95,211	$(381,768)	$408,538
Other Comprehensive (Loss) Income
Items that may be subsequently reclassified to earnings:
Net gain on translation of foreign operation	$—	$1,714	$31	$839
Net (loss) gain on derivative instruments	(2,705)	8,340	(4,802)	11,513
Other comprehensive (loss) income	(2,705)	10,054	(4,771)	12,352
Total comprehensive income (loss)	$272,175	$105,265	$(386,539)	$420,890
Earnings per share - continuing operations:
Basic	$0.93	$0.05	$1.51	$0.05
Diluted	$0.92	$0.05	$1.48	$0.05
(Loss) earnings per share:
Basic	$0.93	$1.39	$(1.29)	$1.39
Diluted	$0.92	$1.37	$(1.29)	$1.37
Cash dividends declared per common share (C$)	$0.07	$0.05	$0.24	$0.18

Centerra Gold Inc.
Consolidated Statements of Cash Flows

	Three months ended December 31,		Year ended December 31,
(Expressed in thousands of United States dollars)	2021	2020	2021	2020
Operating activities
Net earnings from continuing operations	$274,880	$31,578	$446,949	$16,140
Adjustments:
Depreciation, depletion and amortization	32,433	26,403	126,374	102,046
Reclamation expense	24,260	9,216	23,347	53,581
Share-based compensation expense	446	8,542	1,364	20,348
Finance costs	760	6,108	4,762	13,818
Inventory impairment	—	—	377	13,588
Gain on sale of Greenstone Partnership	(25,000)	—	(97,274)	—
Income tax (recovery) expense	(61,613)	2,905	(44,015)	7,709
Income taxes (paid) refunded	(9,597)	(2,157)	(17,182)	18,490
Impairment reversal	(160,000)	—	(160,000)	—
Other	(3,392)	3,981	(1,023)	4,082
	73,177	86,576	283,679	249,802
Changes in working capital	(11,365)	(2,232)	(12,771)	22,588
Cash provided by operating activities from continuing operations	61,812	84,344	270,908	272,390
Cash provided by operating activities from discontinued operations	—	97,622	143,853	657,625
Cash provided by operating activities	61,812	181,966	414,761	930,015
Investing activities
Property, plant and equipment additions	(23,118)	(35,653)	(92,500)	(103,563)
Proceeds from sale of Greenstone Partnership	—	—	210,291	—
Proceeds from disposition of marketable securities	—	—	—	4,372
Proceeds from disposition of fixed assets	9,980	—	11,868	—
Decrease in restricted cash	—	(8)	2,660	25,246
Decrease (increase) in other assets	—	(186)	188	(690)
Cash provided by (used in) investing activities from continuing operations	(13,138)	(35,847)	132,507	(74,635)
Cash used in investing activities from discontinued operations	—	(69,528)	(96,081)	(228,741)
Cash provided by (used in) investing activities	(13,138)	(105,375)	36,426	(303,376)
Financing activities
Dividends paid	(11,998)	(11,488)	(45,044)	(39,757)
Debt drawdown	—	—	—	250,000
Debt repayment	—	—	—	(327,472)
Payment of borrowing costs	(561)	(2,653)	(2,654)	(8,515)
Repayment of lease obligations	(1,585)	(1,601)	(6,476)	(6,037)
Proceeds from common shares issued	998	333	5,037	7,793
Cash used in financing activities	(13,146)	(15,409)	(49,137)	(123,988)
Increase in cash during the period	35,528	61,182	402,050	502,651
Cash at beginning of the period	911,702	484,186	545,180	42,717
Reclassified to assets held-for-sale	—	—	—	(188)
Cash at end of the period	$947,230	$545,180	$947,230	$545,180

The audited financial statements and the notes thereto for the year ended December 31, 2021 and 2020 and the MD&A for the three and twelve months ended December 31, 2021 and 2020 have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar and are available on the Company’s website at: www.centerragold.com. The interim consolidated financial statements for the three months ended December 2021 and 2020 are unaudited.

A PDF accompanying this announcement is available at: http://ml.globenewswire.com/Resource/Download/524e8d09-36d5-4edb-9f23-c1b78f345a48